Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the nine‑month and three‑month periods ended September 30, 2025

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at September 30, 2025 and for the nine‑month and three‑month periods then ended (the “Period of the Report”).

Except for the data reviewed in the Company’s consolidated financial statements as at September 30, 2025 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the interim reports and all parts of the Company’s Periodic Report for 2024, which was published on March 12, 2025 (Reference No.: 2025‑01‑016318) (“the Periodic Report for 2024”), are before the reader and references to the Company’s reports include the information presented therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1]

Main financial parameters (in millions of shekels)

		For the			For the
		Nine Months Ended			Three Months Ended
		September 30			September 30
		2025	2024	%	2025	2024	%

Consolidated	EBITDA after proportionate Consolidation	1,255	980	28%	522	407	28%
	Net income	333	74	350%	236	86	174%
	Adjusted net income	311	162	92%	201	122	65%
	FFO	827	564	46%	437	244	79%

Israel	EBITDA	522	541	(4)%	258	255	1%
	FFO	394	375	(5)%	208	144	44%

U.S.	EBITDA after proportionate Consolidation	750	452	66%	270	157	72%
	FFO	482	228	111%	240	84	186%
	EBITDA after proportionate consolidation – energy Transition	847	447	89%	349	169	107%
	EBITDA after proportionate consolidation – renewable Energies	80	84	(5)%	21	21	(0)%

*
EBITDA, EBITDA after proportionate consolidation, adjusted net income and FFO are not recognized in accordance with IFRS – for definitions and the manner of their calculation – see Sections 4B and 4G below. In addition, for additional details – see Sections 6C and 7C, below.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”), definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty they will materialize and the readers are directed to the detail presented in this report below.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Main developments in the third quarter and thereafter

Israel
Hadera 2 project – on August 10, 2025, the government of Israel approved National Infrastructures Plan 20B (NIP 20B) regarding construction of an additional power plant in Hadera. For details – see Section 6A(2) below.

Continuing increase in the portfolio of projects under development in the area of renewable energy – in addition to the Ramat Beka project, as at the approval date of the report the portfolio of projects in the renewable energy area with integrated storage is estimated at a cumulative about 0.4 gigawatts and 1.8 gigawatts per hour. For details see Section 6A(2) below.

Corporate financing in Israel – in July 2025, OPC Israel signed an additional bank financing agreement, in the aggregate amount of about NIS 400 million, on terms similar to those of the agreements it signed in 2024 and in the beginning of 2025, which is for refinancing long‑term debt in OPC Israel and the Company’s share is mainly for repayment of its debentures. For details – see Note 7A(1) to the Interim Statements.

Hearing regarding update of the structure of the electricity tariff for consumers of Israel Electric Company – in September 2025, the Electricity Authority published a hearing regarding update of the structure of the electricity tariff, which provides, among other things, that assuming a shekel/dollar exchange rate in 2026 of 3.4 will be 28.55 agurot and the tariff will be for three‑years (2026–2028) and during the period it will be linked to the relevant price indices. For details – see Section 3.2E below.

Performance of upgrading and planned maintenance work at the Rotem power plant in the fourth quarter – in October 2025, the Rotem power plant was shut down for purposes of upgrading and planned maintenance work. For details – see Section 4C below.

U.S.
Financial closing and start of construction of the Basin Ranch power plant in Texas (a combined cycle power plant with a capacity of about 1.35 gigawatts) at an estimated total construction cost of $1.8 – $2.0 billion –for details – see Section 6B(2) below.

Signing of a transaction for acquisition of the remaining rights (30%) in the Basin Ranch power plant for an aggregate consideration of about $371 million – completion of the transaction (if ultimately completed) is expected no later than February 2026. Upon and subject to completion of the transaction, the project will be consolidated in the Company’s financial statements. For details – see Section 6B(2) below and Note 6B to the Interim Statements.

Signing of a transaction for acquisition of the remaining rights (11%) in the Shore power plant in the Energy Transition area (a combined cycle power plant with a capacity of 725 megawatts in PJM) in exchange for an immaterial amount – upon and subject to its completion, which is expected to take place in the upcoming months, CPV’s rate of holdings will be 100% and control of the power plant will be achieved – this being as part of the CPV Group’s strategy to increase the holdings and attain control of the active power plants running on natural gas. For details – see Section 10B below and Note 6A to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Main developments in the second quarter and thereafter (Cont.)

U.S. (Cont.)
Change of the financing terms for the Fairview power plant – in October 2025, a transaction was completed for revision of the financing terms such that the margin was updated to 2.5% (in place of 3%) and a dividend was distributed to the partners, in the aggregate amount of about $ 217 million (the CPV Group’s share – about $54 million).

Signing of an investment agreement with the tax partner in the Rouges Wind project (a wind project under construction with a capacity of about 114 megawatts) – in August 2025, a binding investment agreement was signed with a tax partner for investment in the project the aggregate amount of about $163 million. For details – see Section 6B(1) below.

Capacity auctions in the PJM market for the period June 2026 through May 2028 – in July 2025, the results of a capacity auction for the period from June 1, 2026 through May 31, 2027 were published at a price of $329 for MW/day, which reflects the ceiling for the price range and which was approved by the FERC for two capacity auctions from June 2026 and up to May 2028. For details – see Section 3.3M below.

The “One Big Beautiful Bill” and change of the tax benefit arrangements in the energy area, particularly renewable energies, and update of the U.S. income tax guidelines regarding the Safe Harbor rules – for details – see Section 3.1C below.

Group headquarters
Raising of capital – in August 2025, the Company completed raising of capital from classified investors, in the amount of NIS 900 million (gross). The proceeds of the issuance are intended mainly for purposes of continued growth and development of the Company’s business. For details – see Note 7D to the Interim Statements.

Early partial repayment of the debentures (Series B) – on September 30, 2025, the Company made an early partial repayment of the debentures (Series B), in the total amount of about NIS 302 million. For details – see Note 7A(5) to the Interim Statements.

For additional developments with respect to the Company’s activities, particularly development of the Ramat Beka and Hadera 2 projects, which are in the advanced stages of development, including negotiations with banks for provision of financing for these projects and potential developments in the Company’s business) – see Sections 6 and 10 below.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Portfolio of about 14.2 GW and about 4.6 GWh of storage (for details – see Section 6 below)

United States (1)
(1)	The projects are presented in accordance with the relative share of the CPV Group in each project.

(2)
The Basin Ranch (under construction) and Shore (active) power plants are presented in accordance with the rate of ownership of the CPV Group as at the approval date of the report (70% and 89%, respectively). For details regarding transactions for acquisition of the remaining partners in the two projects, which as at the approval date of the report had not yet been completed – see Section 10 below and Note 6 to the Interim Statements.

(3)
The Mason Road project (in the early development stage), the sale of which had been completed as at the approval date of the report, is not presented in the above chart. For details – see Section 6B(3) below and Note 10C(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Portfolio of about 14.2 GW and about 4.6 GWh of storage (for details – see Section 6 below) (Cont.)

Israel (3)

(1)	For details regarding examination of a possible increase in the capacity and scope of the storage in the Ramat Beka project (in the advanced development stage) – see Section 6A(2) below.

(2)	At this preliminary stage, not including a project covered by an agreement with Migdal, as detailed in Section 6A(2) below.

That stated with respect to the development stages, capacities and/or expectations regarding construction of the development projects in Israel and in the U.S. constitutes “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”), which is based on the Company’s estimates at the approval date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays or changes due to regulatory, operating, commercial factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Part A of the Periodic Report for 2024. Advancement of the development projects (or any one of them) is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd.

For details regarding the Group’s activity segments in the Period of the Report – see Part 2 of the Report of the Board of Directors that is included in the Periodic Report for 2024 (“the Report of the Board of Directors for 2024”) and Note 25 to the annual financial statements.

3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly inflation and interest) – for details regarding the business and macro‑economic environment in which the Group companies operate, significant changes that occurred in 2024 and the impact thereof on the Group’s activities – see Section 3.1A to the Report of the Board of Directors for 2024.

Regarding the interest in Israel, in the interest decisions of Bank of Israel in 2025, the interest rate remained unchanged at the level of 4.5%. Pursuant to the latest projection published by Bank of Israel, the interest rate is expected to decline to an average of 3.75% in the third quarter of 2026.

Regarding the interest in the U.S., in the interest rate decision made in September 2025 the U.S. Federal Reserve Bank decided to reduce the interest rate by 0.25% to a level of 4.00% – 4.25%, and in the interest‑rate decision made in October 2025 it was decided to make a second consecutive reduction of 0.25% to a level of 3.75% – 4.00%. Pursuant to the latest projection published by the U.S. Federal Reserve Bank, the interest rate is expected to decline to an average in the range of 2.9%–3.6% during 2026.

Set forth below is data with reference to the currency exchange rate, Consumer Price Index (CPI) in Israel and in the U.S., the interest rates of Bank of Israel and the interest rates of the Fed in U.S.:

Dollar/shekel exchange rate *	2025	2024	Change

At the end of the previous year	3.647	3.627	0.6%
On September 30	3.306	3.710	(10.9)%
On June 30	3.372	3.759	(10.3)%
Average January – September	3.519	3.701	(4.9)%
Average July – September	3.364	3.714	(9.4)%

*	The dollar/shekel exchange rate shortly before the approval date of the report (on November 14, 2025) is 3.235.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

A.	(Cont.)

	Israeli	U.S.	Bank of Israel	Federal
	CPI	CPI	interest rate	interest rate

On November 14, 2025	117.8	324.8	4.5%	3.75%–4.00%
On September 30, 2025	118.5	324.0	4.5%	4.00%–4.25%
On June 30, 2025	116.9	321.2	4.5%	4.25%–4.50%
On December 31, 2024	115.1	315.5	4.5%	4.25%–4.50%
On September 30, 2024	115.2	314.8	4.5%	4.75%–5.00%
On June 30, 2024	113.4	314.1	4.5%	5.25%–5.50%
On December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
Change in the first nine months of 2025	3.0%	2.7%	0%	(0.25)%
Change in the first nine months of 2024	3.5%	2.5%	(0.25)%	(0.5)%
Change in the third quarter of 2025	1.4%	0.9%	0%	(0.25)%
Change in the third quarter of 2024	1.6%	0.2%	0%	(0.5)%

For details regarding credit linked to the CPI or to the prime interest rate – see Section 9B below to the Report of the Board of Directors for 2024, and Note 14B to the annual financial statements. For additional details regarding impacts of the changes in the macro‑economic environment on the results of the Group’s activities – see Section 11 to the Report of the Board of Directors for 2024.

B.
Domestic and geopolitical instability in the defense (security) situation in Israel – further to that stated in Section 6.1.1 of Part A of the Periodic Report for 2024, during of the period of the report, the security instability in Israel increased with a rekindling of the fighting, including calling up of military reserves and missiles from the Yemenite terrorist organizations.

In addition, in June 2025, an additional worsening of the geopolitical situation started upon the outbreak of widespread military combat between Israel and Iran (“the Nation as a Lioness” mission”), which included airstrikes by Iran, closing of the aviation routes, a general emergency situation on the Israeli Homefront and a significant rise in the regional tensions. On June 24, 2025, a ceasefire with Iran was declared, which as at the approval date of the report is still in effect. Furthermore, in October 2025, an agreement was signed that led to the first stage of a ceasefire in the Gaza Strip. As at the approval date of the report, the ceasefire, which has led to a significant decline in the intensity of the war and the scope of the attacks by the Yemen terrorist organization on Israel, has for the most part remained in effect (“on and off”), although it is uncertain if it will continue to be honored, and the manner of implementation of the following stages of the agreement, as stated, has not yet been clarified. Accordingly, the situation in Israel continues to be characterized by significant geopolitical uncertainty.

At the same time, significant uncertainty remains regarding the long‑term consequences of the continuing war situation on Israel’s international status and on macro‑economic and financial factors in Israel, including the Israeli capital market.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

B.	(Cont.)

During the Nation as a Lioness mission: the natural gas reservoirs (including Energean's Karish reservoir) were completely shut down and acquisitions of natural gas for the Group’s power plants were made mainly from the Tamar reservoir (which was shut down for a relatively short time) along with isolated use of diesel oil; there was a certain decrease in the demand for electricity – which was temporary due to the suspension of the economic activities during the mission and due to physical damage to the generation facilities of a significant industrial customer (which as at the approval date of the report had resumed its activities); and force majeure notifications were received from suppliers and contractors, which mainly relate to the Sorek 2 project, which is under construction – as stated in Section 6A(1) below.

As at the approval date of the report, the said mission did not have a significant impact on the results of the operations in Israel.

It is noted that as a group operating in Israel, a rekindling of the fighting, expansion of the scope of the combat, a worsening of the defense situation and/or continuation of the geopolitical instability in Israel could unfavorably affect its activities, operating results and liquidity, including due to impacts, as stated, on the Group’s suppliers and/or the terms of the undertakings with them (such as maintenance contractors, gas suppliers, equipment suppliers and construction contractors, including international suppliers and potential suppliers) and its significant customers and/or macro‑economic factors and the capital market. The said impacts could apply to both the level of the Company’s projects in Israel (maintenance of the active projects, construction work on projects the operation of which has not yet started and advancement of development projects), as well as the level of the Company’s overall business activities. For additional details – see Sections 6.1.1 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.
Changes in government policies (including with respect to tariffs) and passage of the One Big Beautiful Bill in the U.S. – further to that stated in Section 3.1C of the Report of the Board of Directors for 2024, the policy changes against the background of entry into office of the Trump administration have created and are continuing to create uncertainty along with opportunities in the energy sector in the U.S.

Since his taking office in January 2025, President Trump has issued executive orders promoting the production of fossil fuels, including with respect to natural gas and LNG and laws have been passed and Executive Orders or directives could be issued for reduction of government support in the area of renewable energies, among other things, as detailed below and in Section 8.1.4O of Part A of the Periodic Report for 2024.

Furthermore, as at the date of the report, President Trump has imposed tariffs (some of which have been updated and are expected to continue to be updated later on) on import of equipment and raw materials (including, steel and solar panels) into the U.S., and is carrying on negotiations with respect to new trade agreements with foreign countries, in such a manner that at the present time there is uncertainty regarding the full extent of the impacts of the said orders or new trade agreements on the cost of the equipment for the projects. It is noted that the said update of the Customs’ duty could affect the equipment costs (both in the areas of renewable‑energy and natural‑gas) and trigger disruptions in the supply chain and, ultimately, lead to an increase in the construction or maintenance costs of projects2. It is noted that in September 2025 the U.S. Supreme Court agreed to hear legal appeals of the broad‑scoped tariffs imposed by President Trump under the International Emergency Economic Powers Act (IEEPA). As part of the hearing, it will be determined if some of the tariffs imposed are illegal.

On July 4, 2025, a comprehensive federal law known as the “One Big Beautiful Bill” (hereinafter in this Section – “the Law”) was passed into law, which includes, among other things, legislative changes in all that relating to the set of federal tax benefits, which are mainly relevant to the renewable energy activities of the CPV Group in the U.S.

In brief and as relevant, pursuant to the provisions of the Law and the “safe harbor” rules (lenient threshold conditions), renewable energy projects (sun and wind) will be required to start the construction (as this term was defined by the U.S. Internal Revenue Service, as detailed below) no later than July 4, 2026 (12 months from the approval date of the Law) and to complete it no later than the end of 4 years from then or if their construction starts after July 4, 2026 to complete it no later than the end of 2027 – this being in order to comply with the conditions for receipt of the tax benefits (ITC and PTC). The benefits of entitled projects could range between 30% and 50% of the cost of the project.

In addition, the Law provides new rules for a Foreign Entity of Concern (FEOC), which prevent receipt of tax benefits for projects that acquire equipment or operate under a financial structure that provides “effective control” to parties in the countries defined in the Law (China, North Korea, Russia and Iran). These restrictions do not apply to projects the construction of which starts before the end of 2025. The Law restricts the possibility of transferring the credit to a third party (transferability) if the receiving party is considered an FEOC.

[2]
That stated in this Section above constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the Company’s estimates as at the approval date of the report, which are subject to uncertainty and changes that are not under the Company’s control. The policies (present or additional) of the U.S. government could have a negative impact on advancement and/or benefits with respect to renewable energy projects (particularly, renewable energies) and the costs of equipment, services and shipping for the projects and power plants in the U.S. In addition, such changes could have macro impacts on the Company’s activity markets.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.	(Cont.)

Additionally, the Law increased the value of the tax benefit under Section 45Q for re‑use of carbon for purposes of increasing the production of crude oil or another generation process (“enhanced oil recovery”), from $65 to $85 per ton and left unchanged (at $85 per ton) the tax benefits for carbon dioxide that is separated out (for further details in connection with the benefits under the IRA Law – see Section 8.10 of Part A of the Periodic Report for 2024).

Also, the Law restores the possibility of deducting as an expense the full cost of the investment in qualifying assets, as they are defined in the Law, as a depreciation expense in respect of assets acquired or placed into service after January 19, 2025.

Further to that stated above with reference to the entitlement to tax benefits for renewable energies pursuant to the Law, on August 15, 2025, the U.S. Internal Revenue Service (IRS) published new guidelines regarding the term “commencement of construction” as part of the safe harbor rules for projects in the renewable energy area where the start of their construction is expected to take place up to July 4, 2026.  The guidelines, which entered into effect in September 2025, cancel, among other things, the possibility of relying on “the 5% test” (which allowed recognizing the commencement of construction when at least 5% of the project’s total costs have been invested), but leaves in effect “the physical work test”, which requires performance of significant physical work – such as excavation, foundation work or installation of significant parts – in order to comply with this definition. As at the approval date of the report, the CPV Group is examining the steps required in order to permit compliance with the new guidelines for some of the development projects in the renewable energy area.

As at the approval date of the report, there is no certainty regarding the results of the said actions. In addition, the CPV Group is continuing to monitor the changes being advanced by the Trump Administration and to examine their impacts. For additional details – see Sections 8.1.3.1 and 8.1.4O of Part A of the Periodic Report for 2024.

In the estimation of the CPV Group, as at the approval date of the report: (A) regarding the activities of the CPV Group in the natural gas area, including future potential for addition of carbon capture, the said directives should have a positive impact on the general sentiment, the business environment and the investment feasibility of the investments, among other things against the background of the improvement in the tax benefits under Section 45Q, as detailed above; and (B) regarding the activities of the CPV Group in the renewable energies area, the Law and the said directives are not expected to have a negative impact on its active projects, its projects under construction and projects in the advanced development stage that should be entitled to tax benefits under the new legislation. Concerning development projects that will not be entitled to tax benefits under the new legislation, in the estimation of the CPV Group as at the approval date of the report, continuing demand for electricity from renewable energy should support an increase in the electricity prices along with a possible decline in the equipment prices and possible changes in government policies, could fully or partly compensate for the impact of cancellation of the tax benefits and, thus, reduce the impact of the Law on the economic worthwhileness of the said projects. Nonetheless, there could be delays in the development of projects in such a manner that the Law could have an unfavorable impact on the projected start dates of the construction3.

[3]
That stated above regarding the absence of a negative impact of the new legislation on the list of projects in the advanced development stage, and relating to the demand for renewable energies and an increase in prices (and scope), a decline in the equipment prices and/or reduction of the impacts of the Law on renewable energy projects, constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates of the CPV Group as at the approval date of the report and on an assumption regarding high demand for renewable energies on the part ofsignificant consumers, and regarding which there is no certainty they will be realized or the manner of their realization. As at the approval date of the report, the manner of the impact of the new legislation on the renewable energy sector in the U.S. has not yet been fully clarified and assimilated at this stage. Therefore, as part of the process of internalizing the legislation (including updates, if any, or changes in other regulations) there could be changes in the sector the results of which will be different than the said estimates, including changes that could have a significant negative impact on the activities, including on projects of the CPV Group in the area. As at the approval date of the report, the estimates described with reference to the impacts of the legislation on the CPV Group are not final and the CPV Group is continuing to examine these impacts. Accordingly, the said estimates are subject to changes (including due to specific circumstances of the projects on the list of the awaiting projects of the CPV Group).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel

D.
Update of the electricity tariffs – in January 2025, a decision of the Electricity Authority entered into effect regarding update of the tariff for 2025 for consumers of electricity from the Electric Company. Pursuant to the decision, the weighted‑average generation component was updated to 29.39 agurot per kilowatt hour – a decline of about 2.2% in the weighted‑average generation component with reference to the generation component in effect at the end of 2024, this being mainly as a result of a decrease in the Electric Company’s generation cost due to a reduction in the use of coal and a forecasted decline in the Electric Company’s natural‑gas price. In addition, there was a non‑recurring recognition of surplus receipts from sale of the Eshkol power plant, which led to a reduction in the generation component.

It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s results, and vice‑versa4.

Set forth below is data regarding the annual weighted‑average generation component (the prices are denominated in agurot per kilowatt hours):

Period	2025	2024	Change

January–September average	29.39	30.11	(2.4)%
July–September average	29.39	30.07	(2.2)%

[4]
That stated regarding the impact of changes in the generation component on the Company’s results, is subject to changes, among other things, as a result of determination of the periodic generation component and/or the manner of its application between the hourly demand hours’ brackets, operational factors and/or existence of one or more of the risk factors to which the Company is exposed, as stated in Section 19.2 of Part A of the Periodic Report for 2024. For additional details regarding the generation component – see section 7.2.3 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

E.
Hearing regarding update of the tariff structure for electricity for consumers of Israel Electric Company – further to that stated in the Public Announcement regarding a proposal for changes in the tariff structure described in Section 7.2.3 of Part A of the Periodic Report for 2024, on September 30, 2025, the Electricity Authority published a hearing regarding the matter of “Update of the Tariff Structure for Electricity for Consumers of Israel Electric Company”. As part of the Hearing, the Electricity Authority is proposing to partially apply the change proposed in the Public Announcement and, among other things, that: (1) update of the tariff will be made every quarter automatically; (2) the pricing will be updated for the network sector and for the supply sector; and (3) the structure of the generation component will change such that starting from January 1, 2026 the generation component will be split into a fixed component and a variable component based on the tariff costs for 2025 (without assimilation of the MCP price[5] and pricing of the external costs of the emissions at this stage). The split up of the components is intended, among other things, to prepare the market for separation between the components to the extent it will be decided at a later stage that the variable component will be based on the MCP price. Regarding the tariffs for the starting point of each of the two components, a linkage and advancement mechanism was provided that conforms to the costs that compose it and their characteristics. The tariff will be a three‑year tariff (2026–2028), where during the period the tariff will be linked to relevant indices and prices, as stated. In addition, the Electricity Authority notes that it intends to determine a tariff update mechanism in respect of differences in the tariff and between the actual costs in a cumulative scope of more than NIS 1 billion for Israel Electric Company and NIS 0.5 billion for the System Operator, in accordance with the mechanism.

Pursuant to the Hearing, up to the end of 2028, the Electricity Authority will make a decision regarding update of the tariff structure for the upcoming years, including absorption of the cumulative tariff differences vis‑à‑vis Israel Electric Company and the System Operator. The final tariffs that will be determined for the consumers in the first quarter of 2026, will be determined proximate to the beginning of the first quarter based on the indices that are known at that time. Pursuant to the Hearing, the generation component expected for 2026 (subject to a quarterly update), assuming a shekel/dollar of 3.4, will be about 28.55 agurot. In the Company’s estimation, subject to arrangements that will be determined in the final decision, a significant impact on its results due to the above‑mentioned Hearing is not expected6.

[5]
Marginal Clearing Price, that is, the marginal cost computed at the half‑hour level by the System Operator. In the original Public Announcement, SMP was the subject while at the present time the System Operator is taking action to update the methodology, where the new methodology is called MCP.

[6]
The Company’s estimates with respect to the impact of the Hearing is “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s preliminary estimates regarding the arrangements included in the Hearing for which there is no certainty of their realization. Ultimately, the impacts could be different due to, among other things, the market conditions, changes impacting the components of the proposed tariffs, regulator changes/factors that impact the electricity market and/or final arrangements that will be determined, should they enter into effect, which do not depend on the Company.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

F.
Update off the decision regarding regulation of conventional generation units – further to that stated in Section 7.3.4 of Part A of the Periodic Report for 2024, on March 26, 2025, the Electricity Authority published a decision – “Update of the Decision regarding Regulation of Conventional Generation Units” (“the Decision”). As part of the Decision, the Electricity Authority increased the quota to four additional generation units and extended the validity of the decision up to the end of June 2027. The availability tariff determined runs from 3.05 agurot to 3.31 agurot based on the date of the financial closing. In addition, an incentive of 0.5 agurot was provided for the first unit that reaches a financial closing – this being only for units located in the northern part of Gush Dan (central Israel), as well as an incentive of 0.75% of the availability tariff for every month of acceleration of the commercial operation prior to December 31, 2029. It is noted that the Company is taking action such that the Hadera 2 project, which has reached the advanced development stages, will operate (subject to its construction and completion) under this regulation, as detailed in Section 6A(2) below.

G.
Regulation for undertakings in transactions for sale of availability in high‑voltage solar generation facilities with integrated storage – further to the hearing described in Section 7.3.5 of Part A of the Periodic Report for 2024, on May 20, 2025, the Electricity Authority published a decision regarding a bilateral regulation for generation and storage facilities connected to or integrated in the transmission network. The regulation will apply from January 1, 2026 to renewable energy generation facilities with integrated storage (it was provided that the facility must with a storage capacity to installed generation capacity ratio that does not exceed 7), which will receive tariff approval up to June 1, 2027 or for a quota of up to 2,000 megawatts.

Pursuant to the decision, the possibility was given to renewable energy generation facilities, including those with integrated storage, to sign capacity transactions with virtual suppliers. The capacity transaction will give the supplier the right to acquire energy every hour at the half‑hour “SMP” market price up to the amount of the capacity certificate the supplier acquired from the generator. The availability stated in the capacity certificate will be determined in accordance with the adjustment coefficient (capacity credit). The adjustment coefficient for a renewable energy facility with integrated storage (of 4 and 5 hours of unloading) will receive tariff approval as part of the initial quota of the regulation at the rate of 60% and 67%, respectively, up to 2036. A storage facility, as stated, will operate in the energy market based on the central loading method. A generator, except for an independent storage generator that does not allocate all the capacity stated in its capacity certificate will be entitled to request from the System Operator to receive a capacity tariff of NIS 0.0175 divided by the adjustment coefficient provided to the generator, unlinked, in respect of the capacity not allocated the supplier, provided the generator will not be able to allocate this capacity to a private supplier during 12 months. It is noted that the Ramat Beka project, which is in the advanced development stage, is expected to operate under this regulation (subject to its completion and operation). As part of the decision, the Electricity Authority also provided a quota for independent storage facilities and facilities for restoration of waste.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

H.
Revised hearing regarding a temporary mechanism for acquisition of availability certificates by virtual suppliers from the System Operator (“the Revised Hearing”) – further to the publication of the Electricity Authority on June 26, 2025 with respect to a hearing regarding integration of existing private conventional generators that are connected to the transmission network in the bilateral regulation (“the Original Hearing”)[7], on September 29, 2025 the Electricity Authority published a hearing revising the Original Hearing. As part of the Revised Hearing, the Electricity Authority is proposing to provide a mechanism that will permit virtual suppliers that will win in competitive processes for determination of tariffs for acquisition of availability certificates from the System Operator that will be published by the Electricity Authority, to acquire capacity directly from the System Operator (instead of the expired original proposal to acquire from generators having conventional generation units for which an availability tariff was determined based on the relevant regulation, and that are not permitted to designate the supplier or to sell energy to a private supplier or yard consumer, such as Zomet). Pursuant to the Revised Hearing, the mechanism will apply temporarily until the conditions in the market are ready for maintenance of a decentralized availability market based on bilateral transactions between generators and suppliers in accordance with the right of the winning suppliers to acquire capacity from the System Operator at the winning tariff in the process, which will be valid for them only up to December 31, 2029, and thereafter the suppliers will be required to acquire capacity in the bilateral availability market. In the Company’s estimation, as at the approval date of the report, the Revised Hearing (if it is recorded in an agreement and subject to the final arrangements) could have a positive impact on the Group’s activities in Israel[8].

I.
Decision regarding determination of the value of the land of the Eshkol site – assessment of the Electricity Authority – as part of the Electricity Authority’s decision on July 24, 2025, it was determined that the value of the land of the Eshkol site that will be recognized by Israel Electric Company in the framework of sale of the site will be NIS 1,740 million. As part of update of the electricity tariff for 2025, the amount of NIS 508 million was recognized by the Electricity Authority. Recognition of the rest of the amount, totaling NIS 1,232 million, plus interest and linkage differences, will be spread out by Israel Electric Company in the framework of the updated tariff over the next 3 years. It is noted that this amount will be included in a three‑year tariff update mechanism in respect of tariff differences and between actual costs as detailed in Section 3.2E above.

J.
Continued increase of activities in the market for supply to household customers and small businesses – further to that stated in Section 7.6.5 of Part A of the Periodic Report for 2024, as part of diversification of the mix of the customers of OPC Israel and further to the undertaking with Partner Communications Ltd. in 2024, in the period of the report an agreement was signed with an additional large retail company.

For additional details regarding developments of the Group’s activities in Israel – see Section 6 below.

[7]	For details – see Section 3.2G of the Report of the Company’s Board of Directors for the second quarter of 2025 published on August 13, 2025 (Reference No.: 2025-01-059955).
[8]
That stated constitutes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the Company’s estimates pursuant to the Revised Hearing as at the approval date of the report. Ultimately, the impacts could be different – this being as a result of the final arrangements, market conditions and/or the manner of implementation of the arrangements as will be determined (if ultimately determined).

OPC Energy Ltd.
Report of the Board of Directors

3.          Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

K.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to the “energy transition” activity, in general, the natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas. For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located)9.

Electricity prices

The following table summarizes the average electricity prices in each of the regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	Nine Months Ended			Three Months Ended
Region	September 30			September 30
(Power Plant)	2025	2024	Change	2025	2024	Change

PJM West (Shore, Maryland)	47.66	33.52	42%	46.82	37.10	26%
New York Zone G (Valley)	60.41	34.74	74%	51.88	35.36	47%
Mass Hub (Towantic)	64.31	37.10	73%	50.20	38.08	32%
PJM AEP Dayton (Fairview)	43.98	30.14	46%	43.51	32.21	35%
PJM ComEd (Three Rivers)	36.40	25.87	41%	42.77	29.00	48%
ERCOT West Hub (Basin Ranch)**	33.53	30.20	11%	37.69	28.87	31%

*	Based on Day‑Ahead prices as published by the relevant ISO.

**	As at the approval date of the report, the Basin Ranch project is under construction.

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transmission constraints, local cost of electricity generation, local demand for electricity, loss of electricity in the transmission lines and additional factors. For details regarding the Power Basis – see Section 3.3K of the Report of the Board of Directors for 2024.

[9]	That stated constitutes merely a general estimate that could be subject to changes due to projects characteristics or factors and events that are not under the control of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Electricity prices (Cont.)

In the period of the report and in the third quarter of 2025, there was a significant increase in the electricity prices compared with the corresponding periods last year, which in the estimation of the CPV Group derives mainly from an increase in the natural‑gas prices against the background lower‑than‑average temperatures in the first quarter of 2025 along with higher‑than‑average temperatures in the second and third quarters of 2025 in the areas in which the power plants of the CPV Group are located.

Natural gas prices

Set forth below are the average natural gas prices in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the nine months ended			For the three months ended
Region	September 30			September 30
(Power Plant)	2025	2024	Change	2025	2024	Change

Texas Eastern M‑3 (Shore, Valley – 70%)	3.70	1.98	87%	2.27	1.50	51%
Transco Zone 5 North (Maryland)	3.67	2.55	44%	2.34	1.77	32%
Dominion South Pt (Valley – 30%)	2.72	1.57	73%	2.13	1.41	51%
Algonquin City Gate (Towantic)	5.85	2.56	129%	2.96	1.75	69%
Texas Eastern M‑3 and Texas
Eastern M‑2 (Fairview)**	2.81	1.62	73%	2.27	1.41	61%
Chicago City Gate (Three Rivers)	3.21	2.09	54%	2.77	1.78	56%
Waha (Basin Ranch)***	1.09	(0.15)	827%	0.44	(1.00)	144%

*	Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

**
Commencing from the third quarter of 2025, Fairview has started acquiring natural gas that is priced based on the Texas Eastern M‑3 transmission region. The above table presents Fairview’s combined gas price, which constitutes the gas price up to June 2025 based on the Texas Eastern M‑2 transmission region, and starting from July 2025 the gas price based on the Texas Eastern M‑3 transmission region. For additional details – see Appendix A below.

***	As at the approval date of the report, the Basin Ranch project is under construction.

In the estimation of the CPV Group, the significant increase in the natural gas prices in the period of the report and in the third quarter of 2025, compared with the corresponding periods last year, is mainly due to the weather conditions described above, which led to a significant rise in demand for natural gas and an increase in the price in the regions in which the power plants of the CPV Group operate.

Regarding the distribution region for natural gas in Waha Texas, which is expected to serve as the supply source for the Basin Ranch project, is characterized by variable levels of production of natural gas as a function of the desired levels of production of the crude oil by the producers, which are impacted by the competitive environment in the fuel market (the natural gas constitutes a by‑product), and transmission and transport limitations of natural gas from the region.

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Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Natural gas prices (Cont.)

The corresponding periods last year were characterized by a significant surplus supply of natural gas against the background of the scope of the fuel production and transport limitations as stated (which were resolved in part in the period of the report due to operation of a new natural gas pipeline in the region), and low price‑levels compared with the other power plants of the CPV Group respectively. Therefore, the rate of increase of the natural gas prices in the period of the report and in the third quarter of 2025 compared with the corresponding periods last year, when measured against the other power plants of the CPV Group, is unusually high.

Electricity margin in the operating markets of the CPV Group (Spark Spread)

Spark Spread is the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas used for generation of the electricity in the relevant area (zone) (it is clarified that RGGI is not included in calculation of the Spark Spread but rather in the energy margin as detailed in Section 4F below).

The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (heat rate) (MMBtu/MWh)]

Set forth below are the average Spark Spread margins for each of the main markets in which the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Nine Months Ended			Three Months Ended
	September 30			September 30
Power Plant[10]	2025	2024	Change	2025	2024	Change

Shore	22.13	19.86	11%	31.16	26.75	17%
Maryland	22.34	15.93	40%	30.67	24.89	23%
Valley	36.91	21.93	68%	36.51	25.20	45%
Towantic	26.29	20.46	29%	30.96	26.71	16%
Fairview	25.72	19.61	31%	28.76	23.05	25%
Three Rivers	15.54	12.29	26%	24.77	17.43	42%
Basin Ranch**	26.45	31.18	(15)%	34.83	35.37	(2)%

*
Based on electricity prices as shown in the above table, with assuming a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Fairview, Towantic and Basin Ranch. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis and a different breakdown in the scope of the electricity sold in the peak and off‑peak hours in CPV’s power plants and that shown above (which was calculated in the above table based on the assumption of generation in all the hours of the 24‑hour period).

**	As at the approval date of the report, the Basin Ranch project was under construction.

10          For additional details regarding the energy margin of the CPV Group – see Section 4F below.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread) (Cont.)

In the period of the report and in the third quarter of 2025, there was a significant increase in the electricity margins (Spark Spread) in all the active power plants of the CPV Group, compared with the corresponding periods last year, stemming mainly from a relative advantage of the said power plants compared with the market – both the natural gas prices relative to the gas indices on which the electricity prices are based in the activity markets, as well as the heat rate coefficient and their high efficiency compared with the market (that is, usually to the extent the gas prices are higher the marginal energy prices will also be higher and will favorably impact the electricity margins of the CPV Group’s power plants). Unusual demand in the NYISO region in the third quarter of 2025, deriving from warmer than average temperatures, contributed to the improvement of the electricity margins of the Valley power plant.

Regarding the electricity margins in the ERCOT market, they were different than the said trend of increases due to the fact that the pricing of the electricity in the ERCOT West Hub region does not depend directly on the pricing of the natural gas in the WAHA region, which was significantly impacted, as stated above, by the surplus supply and natural‑gas transmission restrictions in the corresponding periods last year, which contributed to the low price levels of the natural gas in WAHA in 2024.

It is noted that the hedging plans of the electricity margins in the power plants of the CPV Group that are powered by natural gas are intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market. For details regarding hedging agreements of the electricity margin with respect to the active power plants of the CPV Group – see Section 4F below. Regarding the Netback gas agreements and agreements for sale of electricity at a fixed price for hedging a significant part of the capacity of the Basin Ranch power plant – see Section 6B(2), below).

For details regarding a forecast of the EOX company of electricity and natural gas prices up to the end of 2025 and for 2026–2027 – see Appendix A below.

OPC Energy Ltd.
Report of the Board of Directors

3.          Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

L.	Tax on carbon emissions (RGGI)

Regional Greenhouse Gas Initiative (RGGI) is a joint effort of the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island and Vermont to determine quotas and to reduce the emissions of carbon dioxide from the energy sector. The RGGI regulation requires the power plants running on fossil fuels to hold, through public tenders or commerce in a secondary market, gas‑emission quotas for purposes of offsetting emissions of carbon dioxide for every facility. Pursuant to the RGGI regulation, an independent market supervisor provides supervision of the tenders for gas‑emission quotas, as well as activities in the secondary market, in order to assure the integrity of and confidence in the market. The RGGI regulation applies to 4 of the 6 power plants of the CPV Group in the Energy Transition segment: Maryland, Shore, Valley and Towantic. With respect to the legal proceeding underway in Pennsylvania (the location of the Fairview power plant) in connection with application of RGGI and the possible significance of the matter – see Section 8.1.4B of Part A of the Periodic Report for 2024.

Set forth below is a summary of the prices of the gas‑emission quotas (carbon emission tax) from the RGGI tenders. In general, the tenders take place four times a year, in March, June, September and December.

	Average for the			Average for the
	Nine Months Ended			Three Months Ended
	September 30			September 30
	2025	2024	Change	2025	2024	Change

Price of carbon emission tax in the RGGI tenders ($ per short ton / 2,000 pounds)*	19.81	17.30	15%	19.63	21.03	(7)%

Cost of the carbon emission tax (in terms of gas cost) ($ per MMBtu)**	1.18	1.03	15%	1.17	1.25	(7)%

*
The prices of the carbon emissions tax are presented under the assumption that the price of the tender that is held prior to a certain quarter represents the price of the carbon emissions tax for the subsequent quarter. For example, the tender held in December 2024 will represent the price for the first quarter of 2025. It is noted that the actual price of the carbon emissions tax could be different than the tender prices as a result of transactions made in the secondary market.

**
The cost of the carbon emissions tax (in terms of gas cost) is calculated under the assumption of emissions of carbon dioxide with a reference (ratio) of 119 lbs./MMBtu. It is noted that the actual carbon dioxide emissions ratio varies between the different power plants, and in the estimation of the CPV Group a ratio of 119 lbs./MMBtu is a representative ratio for power plants running on natural gas.

In the period of the report compared with the corresponding period last year, there was an increase in prices of the carbon emissions tax, where in the estimation of the CPV Group this trend derives mostly from an increase in demand for electricity, which led to an increase in the scope of the generation of the power plants and, accordingly, also to an increase in demand for quotas for gas emissions.

OPC Energy Ltd.
Report of the Board of Directors

3.          Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) to electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the capacity component, as stated, including entitlement to revenue for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the ISO of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public auctions for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof) – this being taking into account that the weight of the capacity component is usually lower than the weight of the energy margin component. In the ERCOT market (in Texas) there is no mechanism for capacity payments to power plants compared with the NYISO, PJM and ISO‑NE markets. For additional details regarding ERCOT – see Section N. below.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day).

Sub-Region	CPV Plants	2026/2027	2025/2026	2024/2025	2023/2024
PJM RTO		329.17	269.92	28.92	34.13
PJM COMED	Three Rivers	329.17	269.92	28.92	34.13
PJM MAAC	Fairview, Maryland, Maple Hill	329.17	269.92	49.49	49.49
PJM EMAAC	Shore	329.17	269.92	54.95	49.49

Source: PJM

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

Results of capacity auctions in the PJM market for the period from June 2025 through May 2027

In July 2024, PJM published the results of auctions on capacity prices for the period from June 2025 through May 2026.

The significant increase in the capacity tariff in the auction, as shown in the above table, relates to, among other things, the forecast of an increase in demand, an increase in the reserves required and a decline in the total supply as a result of requirements and a change in the manner of calculating capacities and load capability of the generation sources by PJM. The change in the manner of calculating availability capacities of the power plants caused a decrease in the availability capacity that is provided for sale in most of the power plants operating in the PJM market. The impact of the said change on the natural‑gas power plants, including those of the CPV Group operating in the energy transition area, is a decline in the availability capacity provided for sale from about 96% to about 79%.

In the estimation of the CPV Group, as a result of the increase in the capacity tariff, the addition to its revenues from capacity from all its power plants, as at the approval date of the report, in the PJM market for the period from June 2025 through May 2026 compared with the period from June 2024 through May 2025 is estimated at about $98 million11.

In February 2025, the FERC approved proposals of PJM for changes in the framework of the capacity market, which are aimed at reducing the pricing fluctuations between the auctions. The amendments include: (A) continued use of gas turbines as a representative index for the demand curve; (B) inclusion of RMR (reliability must run) units – the planned sources for scrap remain for purposes of assurance of reliability in the auctions in the capacity market as an alternative source of supply; (C) determination of a uniform penalty rate for inferior performances for all the generation sources; (D) increase of the flexibility regarding submission of bids; and (E) cancellation of the automatic exemptions from the bid requirement for certain types of sources.

In April 2025, FERC approved to PJM to establish maximum and minimum price ceilings (collar) of $329 per MW/day and $177 per MW/day, respectively, for the next two capacity auctions, subject to minor adjustments.

In July 2025, PJM published the results of capacity price offers for the period June 2026 and up to May 2027 where the price was determined based on the maximum price of $329.17 per MW/day, which reflects an increase of about 22% compared with the capacity price in the prior auction for the 2025/2026 period. According to PJM’s publications, the theoretical price derived from the results of the tender, with no maximum ceiling, which as stated was set in the tender, would have been $388.57 per megawatt/day. In addition, the capacity coefficient for the power plants was updated, resulting in a reduction in the available capacity provided for sale by the CPV Group’s natural gas-fired power plants – from approximately 79% to around 74%.

[11]
That stated in this Section regarding the estimation of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, with respect to which there is no certainty it will materialize. Ultimately, the revenues of the CPV Group from availability could be different (even significantly) as a result of, among other things, regulatory changes (including appeal or other processes in the PJM market or relating to other authorities), operating factors, changes in the business environment and/or existence of one or more of the risk factors the CPV Group is exposed to.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

Results of capacity auctions in the PJM market for the period from September 2025 through May 2027 (Cont.)

In the estimation of the CPV Group, as a result of the increase in the capacity tariff, the addition to its capacity revenues from all the power plants it holds as at the approval date of the report in the PJM market for the period from June 2026 and up to May 2027, compared with the period from June 2025 up to May 2026, is estimated at about $18 million11.

Subject to additional changes in timetables, if any, as at the approval date of the report, the next capacity auction of PJM for the 2027/2028 capacity year is planned for December 2025.

It is noted that in June 2025, the PJM region recorded a record demand for electricity, which reached about 160 gigawatts – the highest level recorded in the last decade. The exceptional increase in the demand stemmed from a wave of unusual weather conditions (extreme heat and high humidity) that triggered an increase in electricity consumption for air conditioning, along with structural trends as detailed above, including an increase in demand from data centers and continuation of the electricity consumption trend in industry and transportation.

In the estimation of the CPV Group, this record demand, together with the unusual winter demand recorded in January 2025 along with the demand forecasted for the winter of 202612, emphasize PJM’s need to system‑wide preparations in order to cope with extreme weather conditions, additional investments in generation and storage capability along with a re‑examination of the availability and reliability resources at times of record‑high demand.

_____________________________________
12 Source: PJM news release dated November 3, 2025.

OPC Energy Ltd.
Report of the Board of Directors

3.          Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal auctions every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly auctions for the balance of the capacity not sold in the seasonal auctions. The power plants are permitted to assure the capacity tariffs in the seasonal auction, the monthly auction or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal auctions in the NYISO market (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Winter 2025/2026	Summer 2025	Winter 2024/2025	Summer 2024
NYISO Rest of the Market	–	89.83	153.26	66.30	168.91
Lower Hudson Valley	Valley	89.83	153.26	66.30	168.91

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal auctions, the monthly auctions and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

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3.          Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity auction for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Handy-Whitman Price Index, which applied up to May 2025.

Similar to the PJM market, in the ISO‑NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, in which there should be capacity requirements that differ as a function of local supply and demand and transport capacity. ISO‑NE executes forward auctions for a period of one year, commencing from June 1, three years from the year of the auction. In addition, there are supplementary monthly and annual auctions for the balance of the capacity not sold in the forward auctions. The power plants are permitted to guarantee the capacity payments in the forward auctions, the supplementary auctions or through bilateral sales.

It is noted that the ISO‑NE market is in the midst of a comprehensive reform process with respect to the structure of the capacity market. Pursuant to the new format, a transition will be made from the model of a tender three years in advance, similar to that used in the PJM market, to a “prompt auction” model, which is based on a seasonal distribution – summer and winter – in accordance with the NYISO model. During the transition period, the FERC approved suspension of holding the three‑year tenders, up to implementation of the structural change. The planned date for entry of the new model into effect is April 2028, for the capacity supply period between June 2028 and May 2029.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual capacity prices for the Towantic power plant are impacted by forward auctions, supplementary annual auctions, monthly auctions with capacity prices that change every month and bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors

3.          Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

N.	The ERCOT market in Texas (Basin Ranch project under construction)

Further to that stated in Section 6B2(2) of the Report of the Board of Directors for 2024 and the Immediate Reports published on June 9, 2025 (Reference No.: 2025‑01‑041243) and on October 29, 2025 (Reference No.: 2025‑01‑081169) relating to the Basin Ranch project in Texas, set forth below is additional information regarding the activity market in which the project is expected to operate, subject to completion of its construction (for further details regarding the project – see Section 6B(2) below):

ERCOT manages the transmission of the electricity for more than 27 million consumers in the State of Texas, which constitutes about 90% of the consumption of electricity in Texas. ERCOT operates as an independent system operator (ISO) and is responsible for the reliability of the electricity grid and operation of the competitive wholesale electricity market. ERCOT is singular in that it operates solely within the borders of Texas, under local Texas regulation (PUCT), and is not subject to the Federal Energy Regulatory Commission (FERC). In general, ERCOT operates independently from electricity transmission systems in west and east Texas. ERCOT has a competitive wholesale electricity market, which includes a Day‑Ahead market and a Real‑Time market for sale of electricity and accompanying services. Nonetheless, there is no market mechanism covering capacity payments to power plants, in contrast with the markets in PJM, NYISO and ISO‑NE.

As at the approval date of the report, in the ERCOT electricity market there has been significant growth and continuing demand – this being due to, among other things, an rapid increase in the population of Texas, expansion of the industrial activities, and an increase in the demand for electricity from energy‑intensive segments, such as, data centers, the oil and gas industry and mining of cryptographic coins.

In the recent years, the maximum demand for electricity in the ERCOT system reached new record highs, and the forecasts published by ERCOT indicate an average annual growth rate of 13.6% in the demand for energy up to 203113. It is noted that the ERCOT market is characterized by relatively high fluctuations in prices compared with the other markets in which the CPV Group operates, and it does not include, as stated above, guaranteed payments for capacity. Accordingly, upon the project’s commercial operation it is expected to be increasingly exposed to risks relating to the energy prices and market conditions, where in an attempt to reduce the said exposure, during the construction period the project has entered into and is expected to enter into hedging agreements, as stated in the Immediate Report dated June 9, 2025 (Reference No.: 2025‑01‑041243) and Immediate Report relating to the project’s financial closing dated October 29, 2025 (Reference No.: 2025‑01‑081169).

13 Source: Report “Capacity, Demand and Reserves (CDR) in ERCOT Region”, dated May 16, 2025.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the Electricity Authority. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. It is noted that acquisition of the gas, which constitutes the main cost in this activity area, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets).

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in periods in which the weather is cold or hot compared with the average (generally in the summer and the winter seasons) and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average and depending on the weather. In addition, in connection with renewable energy projects, in wind projects the wind speeds tend to be higher in the winter and lower in the summer, whereas in solar projects the radiation from the sun tends to be higher in the spring and summer months and lower in the fall and winter months.

A.	Statement of income

	For the Nine Months Ended
Section	September 30
	*2025	2024

Revenues from sales and provision of services (1)	2,256	2,190
Cost of sales and provision of services (without depreciation and amortization) (2)	(1,643)	(1,493)
Depreciation and amortization	(180)	(245)
Gross profit	433	452
Share in earnings of associated companies	423	150
Compensation for loss of income	–	44
Administrative and general expenses	(295)	(191)
Business development expenses	(10)	(33)
Other income (expenses), net	19	(50)
Operating income	570	372
Financing expenses, net	(163)	(200)
Loss from settlement of financial liabilities	–	(49)
Income before taxes on income	407	123
Taxes on income expenses	(74)	(49)
Net income for the period**	333	74

Attributable to:
The Company’s shareholders	254	83
Holders of non‑controlling interests	79	(9)

*
Commencing from November 2024, as a result of loss of discontinuance of consolidation of CPV Renewable and transition to the equity method of accounting, the Company has discontinued consolidation in the consolidated financial statements of the results of the renewable energy segment in the U.S.

**	For an analysis of the change in the net income and a definition and analysis of the change in the adjusted net income – see Section 4G below.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1)	Changes in revenues:

Revenues	For the		Board’s Explanations
	Nine Months
	Ended
	September 30
	2025	2024
Revenues in Israel
Revenues from sale of energy to private customers	986	1,121
A decrease, in the amount of about NIS 92 million, stemming from a decline in the consumption of customers compared with the corresponding period last year, among other things in light of the “Nation as a Lioness” mission and an additional decline, of about NIS 40 million, stemming from a decrease in the tariff for the generation component compared with the corresponding period last year.

Revenues from sale of energy to the System Operator and to other suppliers	158	146
Revenues in respect of capacity payments	110	127
Most of the decrease compared with the corresponding period last year stems from a decline in the availability of the Zomet power plant offset by an increase in the availability of the Gat power plant. For additional details – see Section 4C below.

Revenues from sale of energy at cogeneration tariff	56	42	Most of the increase stems from maintenance work at the Hadera power plant in the corresponding period last year.
Revenues from sale of steam	44	44
Other revenues	2	23	Most of the decrease derives from discontinuance of the consolidation of Gnrgy at the end of second quarter of 2024.
Total revenues from sale of energy and others in Israel (without infrastructure services)	1,356	1,503
Revenues from private customers in respect of infrastructure services	433	332	The increase stems mainly from an average increase in the tariffs, at the rate of about 40%.
Total revenues in Israel	1,789	1,835

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	–	164
The decrease derives mainly from discontinuance of consolidation of the renewable energies segment in November 2024, and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Revenues from sale of electricity (retail) activities and others	467	191	The increase stems mainly from an increase in the scope of the retail activities.
Total revenues in the U.S.	467	355

Total revenues	2,256	2,190

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Services	For the Nine Months		Board’s Explanations
	Ended
	September 30
	2025	2024
Cost of sales in Israel
Natural gas and diesel oil	502	495
Expenses in respect of acquisition of energy	136	280
Most of the decrease stems from a decline in customer consumption compared with the corresponding period last year due to, among other things, the “Nation as a Lioness” mission, as well as maintenance work performed at the Rotem, Hadera and Gat power plants in the corresponding period last year.

Cost of transmission of gas	38	41
Salaries and related expenses	33	33
Operating expenses	88	87
Other expenses	–	18	Most of the decrease stems from discontinuance of the consolidation of Gnrgy at the end of the second quarter of 2024.
Total cost of sales in Israel without infrastructure services	797	954
Expenses in respect of infrastructure services	433	332	For details – see the explanation of the change in the revenues in respect of infrastructure services.
Total cost of sales in Israel	1,230	1,286

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	–	53
The decrease stems from discontinuance of consolidation of the renewable energies segment in November 2024 and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Cost of sales in respect of sale of electricity (Retail) and others	413	154	The increase stems mainly from an increase in the scope of the retail activities.
Total cost of sales and provision of services in the U.S.	413	207
Total cost of sales and provision of services	1,643	1,493

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service

1.	EBITDA indices

“EBITDA in the consolidated financial statements”14: net income (loss) for the period before depreciation and amortization, financing expenses or income, net, taxes on income and other income (expenses), net.

“EBITDA after proportionate consolidation”: – “EBITDA in the consolidated financial statements” less the share of the income (loss) of associated companies and plus a proportionate consolidation of the EBITDA of the associated companies based on the rate of the holdings of the CPV Group therein.

It is clarified that starting from 2024, the Company no longer includes in its financial statements the “adjusted EBITDA after proportionate consolidation” index due to immateriality and, accordingly, irrelevance of the adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of the Group’s business. For the period of the report and the corresponding period last year, these adjustments totaled an aggregate amount of about NIS 3 million and about NIS 10 million, respectively.

2.
“FFO” (funds from operations) – with respect to active projects – cash flows from current operating activities for the period (including changes in working capital) and less investments in property, plant and equipment and periodic maintenance costs that are not included in the operating activities and less net interest payments. With respect to the rest of the Group’s activities – cash flows from current operating activities for the period (including changes in working capital) and less net interest payments (to the extent they do not relate to projects under construction). It is clarified that investments in property, plant and equipment (under construction and/or in development) including the net interest payments in respect thereof, are not included in FFO.

3.
“Net cash flows after service of project debt” – the “FFO” less/plus payment of principal in respect of financial debt and/or taking out of project debt and non‑project debt (loans and/or debentures), and after adjustments for a change in other credit from banks and a change in cash, including cash restricted for debt service and deposits (including to secure transactions hedging electricity margins).

The said indices are not recognized in accordance with International Financial Reporting Standards (IFRS) as indices for measurement of financial performances and are not intended to be considered a replacement for gross profit or loss and operating income, cash flows from operation activities or other terms relating to operating performances or liquidity indices in accordance with IFRS.

[14]	It is clarified that the compensation for loss of income is included in EBITDA in the consolidated statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

It is noted that the EBITDA indices are intended to present an approximate of the free cash flows from the Group’s operating activities or to present cash available for distribution of dividends or other uses (particularly in light of provisions of the project financing agreements for some of the Group’s power plants), since such cash may be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by restrictions that limit the use thereof as indices for analyzing the Company’s profitability, since they do not take into account certain income and expenses deriving from the Company’s business that could have a material impact on its net income or loss, such as depreciation expenses, financing expenses or income and taxes on income.

The Company believes that the data items “EBITDA after proportionate consolidation” and “FFO”15 provide useful and transparent information to investors when reviewing the Company’s operating performances and current cash flows and when comparing such performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) as well as when comparing performances between periods. It is noted that the “EBITDA after proportionate consolidation” data item also serves the Company’s management when analyzing the Company’s performances.

The data item “net cash flows after debt service” provides additional information regarding the Group’s net cash flows that are available for its use for purposes of growth and making of new investments, along with distribution of dividends to the shareholders (subject to compliance with the provisions of law, the trust certificates and non‑project financing agreements and in accordance with the Group’s policies).

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of NIS):

	For the Nine Months Ended
	September 30
	2025	2024

Revenues from sales and provision of services	2,256	2,190
Cost of sales (without depreciation and amortization)	(1,643)	(1,493)
Share in income of associated companies	423	150
Compensation for lost revenues	–	44
Administrative and general expenses (without depreciation and amortization)	(282)	(179)
Business development expenses	(10)	(33)
Consolidated EBITDA	744	679
Elimination of the share in income of associated companies	(423)	(150)
Plus – Group’s share of the EBITDA after proportionate consolidation of
associated companies in the Energy Transition segment (1)	854	451
Plus – Group’s share of the EBITDA after proportionate consolidation of
activities in the renewable energies segment in the U.S. (2)*	80	–
EBITDA after proportionate consolidation	1,255	980

*
Due to completion of an investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date the data of this segment is calculated on the basis of a proportionate consolidation (instead of a full consolidation up to that time) where the share of the CPV Group is about 66.7%.

[15]	It is noted that other companies might define EBITDA and FFO indices differently.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS):

For the nine months ended September 30, 2025	Fairview	Towantic	Maryland	Shore (1)	Valley	Three Rivers	Total
Rate of holdings of the CPV Group	25%	26%	75%	89%	50%	10%

Revenues from sales of energy	231	230	553	370	431	71	1,886
Cost of natural gas	106	140	240	195	169	38	888
Carbon emissions tax (RGGI)	–	29	89	57	60	–	235
Cost of sales – other expenses (without depreciation and amortization)	1	3	12	10	7	1	34
Gain (loss) on realization of transactions hedging the electricity margins	5	(9)	(10)	20	(16)	7	(3)
Net energy margin	129	49	202	128	179	39	726
Revenues from capacity payments	31	58	65	76	45	12	287
Other income	3	12	18	11	2	2	48
Gross profit	163	119	285	215	226	53	1,061
Fixed costs (without depreciation and amortization)	9	14	40	49	48	11	171
Administrative and general expenses (without depreciation and amortization)	4	4	8	9	6	1	32
Loss from revaluation of unrealized hedging transactions	(1)	(1)	–	–	–	(2)	(4)
Group’s share in EBITDA after proportionate consolidation in the Energy Transition segment	149	100	237	157	172	39	854
Group’s share in FFO	112	47	181	36	125	24	525
Group’s share in net cash flows after service service of project debt (3)	64	51	74	(2)(243)	17	9	(28)

(1)
At the Shore power plant – gas transmission costs (totaling in the period of the report of about NIS 35 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
The net cash flows after service of the project debt in Shore includes partial repayment of debt that was made as part of the refinancing made in February 2025. For additional details – see Section 9A(7) below.

(3)
It is pointed out that the financing agreements of the CPV Group include arrangements for mechanisms of the “cash sweep” type, in the framework of which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule relating to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are also restrictions on distributions to shareholders.

*
For details regarding transactions for acquisition of additional holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and the second quarter of 2025 – see Note 24C to the annual financial statements and Note 6A to the Interim Statements. For additional details regarding signing of an agreement for acquisition of the balance of the rights in the Shore power plant after the date of the report – see Note 6A to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS): (Cont.)

For the nine months ended September 30, 2024	Fairview	Towantic	Maryland	Shore (1)	Valley	Three Rivers	Total
Rate of holdings of the CPV Group	25%	26%	25%	38%	50%	10%

Revenues from sales of energy	155	145	120	122	259	48	849
Cost of natural gas	66	59	48	57	95	28	353
Carbon emissions tax (RGGI)**	–	30	21	32	65	–	148
Cost of sales – other expenses (without depreciation and amortization)	2	3	5	5	5	2	22
Gain on realization of transactions hedgingthe electricity margins	18	(5)	(1)	7	45	12	76
Net energy margin	105	48	45	35	139	30	402
Revenues from capacity payments	13	89	9	14	45	3	173
Other income	3	4	5	4	2	1	19
Gross profit	121	141	59	53	186	34	594
Fixed costs (without depreciation and amortization)	10	15	13	20	51	9	118
Administrative and general expenses (without depreciation and amortization)	4	3	3	4	6	1	21
Gain (loss) from revaluation of unrealized hedging transactions	7	(5)	–	(6)	–	–	(4)
Group’s share in EBITDA after proportionate consolidation in theEnergy Transition segment	114	118	43	23	129	24	451
Group’s share in FFO	90	108	4	4	55	10	271
Group’s share in net cash flows after service of project debt	(2)270	38	2	4	1	10	325

(1)
At the Shore power plant – gas transport costs (totaling in the corresponding period last year about NIS 17 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
The net cash flows after debt service in Fairview includes taking out of additional financing for the project as part of the refinance in the third quarter of 2024, which was distributed as a dividend to the project’s partners (the share of the CPV Group amounted to about NIS 246 million)).

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(2)	Calculation of the Group’s share in EBITDA after proportionate consolidation of the renewable energies segment (in NIS millions):

For the nine months ended
September 30, 2025

Revenues	141

Fixed costs (without depreciation and amortization)	(29)

Administrative and general	(16)

EBITDA from active projects	96

Business development and other costs	(16)

Share of the Group in EBITDA after proportionate
consolidation in the renewable energies segment in
the U.S.	80

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(3)
Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO and cash flows after service of project debt data (in NIS millions):

		For the nine months ended			For the nine months ended
Main projects in operation	Basis of	September 30, 2025			September 30, 2024
	presentation			Net cash			Net cash
	in the	EBITDA		flows	EBITDA		flows
	Company’s	after		after	after		after
	financial	proportionate		debt	proportionate		debt
	statements	consolidation	FFO	service	consolidation	FFO	service

Total operating projects in Israel and accompanying business activities (1) (3)	Consolidated	531	501	465	(2)564	485	424
Business development costs, headquarters in Israel and other costs (3)	Consolidated	(9)	(107)	(137)	(23)	(110)	(45)
Total Israel (4)		522	394	328	541	375	379

Total operating projects (5)	Associated	854	525	(28)	451	271	325
Other costs	Consolidated	(7)	(21)	(21)	(4)	(2)	(2)
Total energy transition in the U.S.		847	504	(49)	447	269	323
Total operating projects (6)	Associated	96	64	11	104	59	6
Business development and other costs	Associated	(16)	(27)	(27)	(20)	(33)	(33)
Total renewable energy in the U.S.		80	37	(16)	84	26	(27)
Total activities as part of the “others” segment (7)	Consolidated	(12)	(19)	(7)	(18)	(18)	(18)
Headquarters in the United States (8) (9)	Consolidated	(165)	(40)	(40)	(61)	(49)	(49)
Total United States		750	482	(112)	452	228	229

Company headquarters (not allocated
to the segments) (4) (8)	Consolidated	(17)	(49)	(167)	(13)	(39)	(35)

Total consolidated (10)		1,255	827	49	980	564	573

(1)	The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, and sale/purchase of natural gas, including with third parties through OPC Natural Gas.
(2)
In the corresponding period last year, the EBITDA of the active projects in Israel included compensation in the total amount of about NIS 44 million (about NIS 18 million in the Hadera power plant and about NIS 26 million in the Zomet power plant, respectively. For additional details – see Notes 26A(2) and 26A(3) to the annual financial statements.

(3)
For purposes of comparison, the FFO and cash‑flow data after debt service for the activities in Israel were updated in the comparative data, such that the financial data for the headquarters in Israel includes payments of interest and principal of the project credit in Zomet and Gat up to the early repayment date and refinancing of corporate credit in Israel in the third quarter of 2024 (for additional details see – Note 14B(1) to the annual financial statements).

(4)	Not including intercompany activities between the headquarters and the subsidiaries in Israel.
(5)
For details regarding active projects in the Energy Transition segment in the U.S. – see Section 1 above and regarding calculation of the Group’s share in the EBITDA after proportionate consolidation of the Renewable Energies segment – see Section 2 above.

(6)
Due to completion of the transaction for investment in the area of renewable energies in the U.S. in November 2024, the data of this segment in the U.S. is calculated from this date on the basis of proportionate consolidation where the share of the CPV Group is 66.7%.

(7)
Includes mainly business development and other costs in the area of initiation and development of high‑efficiency power plants running on natural gas, with future carbon capture potential, and the results of the retail activities in the U.S.

(8)
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 27 million and about NIS 23 million for the nine months ended September 30, 2025 and 2024, respectively.

(9)
Most of the change in the period of the report compared with the corresponding period last year, in the amount of about NIS 103 million, relates to changes in the fair value of a profit participation plan for employees of the CPV Group. For details – see Note 7G to the Interim Statements.

(10)	In the period of the report, the consolidated FFO without adjustments for changes in the working capital was about NIS 850 million (in the corresponding period last year – about NIS 588 million).

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment

Set forth below is an analysis of the change in EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Availability (operational) – further to that stated in Section 7.11.1 of Part A of the Periodic Report for 2024, for purposes of reducing the risk of an operating failure at the Zomet power plant due to a technical defect discovered and in coordination with the contractor, as part of the process of clarifying and repairing the defect, the availability of the power plant was partially limited, where starting from March 2025 the potential maximum capacity of each of the power plant’s generation units is limited to about 80% – 85%. In addition, maintenance work was performed in in the period of the report, including gradual replacement of the generation units. These factors have a negative (and cumulative) impact on the power plant’s availability and, in turn, on its results for the period of the report. For additional details – see Section H below. As at the approval date of the report, the Company estimates that the process of clarification and repair of the defect is expected to be mostly completed by the end of 2026.[16]

[16]
That stated constitutes “forward‑looking” information as it is defined in the Securities Law. Ultimately, there could be delays in completion of the required clarification and/or repairs beyond the said dates and/or other operation limitations could be caused, among other things, as a result of technical and operational factors, factors relating to the construction contractor, shipment of equipment and/or performance of work that could have an impact on the availability of the power plant, scope of the limitation of the capacity, as stated, and/or the duration of the repair.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment (Cont.)

Set forth below is an analysis of the change in EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions): (Cont.)

1.	Availability (operational) – (Cont.)

In addition, and as stated in Section 7.11.1 of Part A of the Periodic Report for 2024, after the date of the report, during October 2025, the Rotem power plant was shut down for planned improvement and maintenance work, at an estimate cost of about NIS 133 million17. As at the approval date of the report, the work is expected to be completed in the next few weeks. During the period of the maintenance work, the power plant’s activities will be idled and, as a result, this will have a negative impact on Rotem’s and the Group’s results.

On the other hand, as stated in Section 7.11.1 of Part A of the Periodic Report for 2024, in the corresponding period last year the Rotem, Hadera and Gat power plants were shut down for various periods of time for purposes of planned and unplanned maintenance work that had a negative impact on their results in the corresponding period last year.

2.
One‑time events – mainly in respect of: (1) signing of an amendment to the agreement was signed with Zomet’s construction contractor in the first quarter of 2024, in the framework of which, among other things, the construction contractor paid Zomet compensation, in the amount of about NIS 26 million (about $7 million) in respect of a loss of revenues caused to Zomet due to delay in the commercial operation date of the power plant. For additional details – see Note 26A(3) to the annual financial statements; and (2) receipt of a non‑recurring amount in Hadera from its insurers in the third quarter of 2024, in the amount of about NIS 18 million ($5 million), in connection with lost profits prior to the commercial operation of the Hadera power plant. For additional details – see Note 26A(2) to the annual financial statements.

[17]
That stated regarding the expected date of completion of the maintenance work at Rotem, as stated, and estimation of the cost of the maintenance constitutes “forward‑looking” information as it is defined in the Securities Law and there is no certainty regarding its realization. Ultimately, there could be delays in completion of the maintenance and/or disruptions in the return to full activities even beyond the aforesaid time period, and/or changes in the costs involved with the maintenance, due to, among other things, technical breakdowns or operational problems, defects in the maintenance work, delays in the arrival of teams of personnel, constraints stemming from the maintenance contractor, force majeure events, changes in the projected costs compared with the final costs that will be formulated upon conclusion and/or occurrence of one or more of the Company’s risk factors enumerated in the Periodic Report. Extension of the maintenance would be expected to have negative impacts (even significant ones) on the results of the Company’s activities, depending on the actual time (duration) of the maintenance work.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the energy transition segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Energy margins and hedges – as detailed in Section 3.3K above, in the period of the report there was a significant increase in the electricity margins compared with the corresponding period last year and, accordingly, there was an increase in the energy margins of the CPV Group (before the impact of the increase in the holdings in the Maryland and Shore power plants, which was partly offset by the realization of energy hedges at a lower profit than in the corresponding period last year).

Revenues from availability – most of the increase stems from an increase in the availability tariff in the PJM market starting from June 2025, as detailed in Section 3.3M above. This increase was partly offset by a decline in the availability tariff of the Towantic power plant starting from June 2025 – this being as a result of conclusion of the fixed-rate period (seven years) that was predetermined for the availability tariff from the operation date of Towantic. For details – see Section 3.3M above

(*)
Reflects the impact of the increase in the holdings (in the fourth quarter of 2024 and in the beginning of the second quarter of 2025) in the Maryland and Short power plants on the EBITDA after proportionate consolidation in the period of the report. For details – see Note 24C to the annual financial statements and Note 6A to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

E.	Renewable energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation from activities in the renewable energy segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Entry of a partner in CPV Renewable – as a result of completion of the investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date this segment’s data is calculated on the basis of a proportionate consolidation, where the share of the CPV Group is 66.7%. For additional details – see Note 23E to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the power plants running on natural gas are determined for certain future periods, as detailed in Section 3.3K above.

Set forth below is the scope of the hedging for the rest of 2025 and 2026 as at the date of the report18.

	October–December
	2025	2026

Expected generation (MWh)	2,384,000	11,988,000

Net scope of the hedged energy margin (% of the expected generation of the power plants) (*)	87%	62%

Net hedged energy margin (millions of $)	≈ 38 (≈ NIS 134 million)	≈ 141 (≈ NIS 496 million)

Net hedged energy margin ($/MWh)	18.16	18.94

Net market prices of energy margin ($/MWh) (**)	15.99	15.18

*
Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge about 50% of the scope of the expected generation. The actual hedge rate could ultimately be different, depending on the market factors.

**
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax (RGGI) and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3K above. The market prices of the net energy margin are based on future contracts for electricity and natural gas.

[18]	The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of changes in market conditions or the hedging policy of the CPV Group. That stated in this Section with respect to the scope of the hedging, energy margin and availability receipts constitutes “forward‑looking” information as it is defined in the Securities Law, which may change due to, among other things, operating factors and availability of the power plant, market conditions, regulatory changes and/or occurrence of one or more of the risk factors as stated in Section 19 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S. (Cont.)

Set forth below is the scope of the secured capacity revenues for the rest of 2025 and 2026 as at the approval date of the report:

	October–December
	2025	2026

Scope of the secured capacity revenues (% of the power plant’s capacity) (*)	93%	87%

Capacity receipts (millions of $)	≈ 35 (≈ NIS 123 million)	≈ 151 (≈ NIS 533 million)

(*)	Most of the non‑guaranteed availability relates to the Valley power plant that operates in the NYISO market. For details regarding the availability tariffs in this market – see Section 3.3M above.

It is noted that the data detailed in the above tables with respect to 2026 takes into account completion of the transaction for acquisition of the remaining 11% in the Shore power plant, commencing from the beginning of 2026, which had not yet been completed as at the approval date of the report. For details – see Section 10B below.

G.	Net income and adjusted net income (in millions of NIS)

1.	Definitions

“Adjusted net income (loss)” – net income or loss in accordance with International Financial Reporting Standards (IFRS) plus or minus other expenses and income, non‑recurring events, such as losses from impairment of value and reversals thereof and transactions that are not in the ordinary course of business. For details regarding the difference between the net income and the adjusted net income in 2023–2024 – see Section 2 below.

It is emphasized that the said adjusted net income or loss item in this report is not an item that is recognized under IFRS or other generally accepted accounting standards as an index for measuring financial performances and should not be considered as a substitute for income or loss or other terms provided pursuant to IFRS. It is possible that the Company’s definitions of adjusted income or loss are different than those used by other companies. Nonetheless, the Company believes that the adjusted income or loss provides useful information to management and investors by eliminating certain sections that management believes do not constitute an indication of the Company’s regular and ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

G.	Net income and adjusted net income (in millions of NIS) (Cont.)

2.	Analysis of the change in net income and adjusted net income (in millions of NIS)

(1)
A loss from impairment in value of the investment in Gnrgy in the corresponding period last year, in the amount of about NIS 21 million, of which there was an impairment loss in Hadera 2, in the amount of about NIS 31 million, in light of the government’s original decision to reject the plan.

(2)
Including non‑recurring financing expenses in respect of repayment of the project credit in Zomet and Gat, in the amount of about NIS 49 million (about NIS 38 million, net of tax). For details – see Note 14B(1) to the annual financial statements.

(3)
Most of the increase stems from additional depreciation and financing expenses, in the amount of about NIS 143 million due to increase in the rate of holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and in the beginning of the second quarter of 2025.

(4)
Most of the increase stems from an increase in the financing expenses as a result of the impact of the changes in the dollar/shekel exchange rate: (1) an increase in the financing expenses in the period of the report, in the amount of about NIS 24 million; and (2) a decrease in the financing income in the corresponding period last year, in the amount of about NIS 40 million. On the other hand, there was an increase of about NIS 17 million due to interest income on bank deposits and a decrease in financing expenses of about NIS 19 million mainly due to a decline in the expenses stemming from linkage differences in respect of the Company’s linked debentures.

(5)	The increase in the tax expenses derives from better results compared with the corresponding period last year.

(6)
Stems mainly from cancellation of an impairment loss recognized by Hadera 2 in the third quarter of 2025 that was recorded in the corresponding period last year – this being due to approval of the plan by the government. For additional details – see Note 10B to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the nine months ended September 30, 2025 (in millions of NIS) (Cont.)

H.	Detail of generation

Set forth below is detail of the generation of the power plants in Israel and the U.S.:

Israel

		For the nine months ended September 30, 2025				For the nine months ended September 30, 2024
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	2,775	2,698	97.2%	99.6%	2,789	2,425	86.9%	93.0%
Hadera	144	757	715	94.5%	95.0%	784	680	86.7%	88.0%
Gat	75	463	400	86.4%	99.8%	467	323	69.2%	69.2%
Zomet*	396	2,369	220	9.3%	68.2%	2,449	398	16.3%	83.0%

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity generated divided by the generation potential.

*
The generation potential presented in the above table does not include the temporary generation limitation that applied in the period of the report to each of the generation units, as detailed in Section 4C(1) above. In addition, in the period of the report some of the generation units were replaced due to the maintenance work, as stated in Section 4C(1) above, and accordingly they were only partly used.

U.S.

		For the nine months ended September 30, 2025				For the nine months ended September 30, 2024
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
	Energy transition projects (natural gas)

Shore	725	4,674	2,737	58.1%	88.0%	4,574	2,799	59.0%	93.2%
Maryland	745	4,783	3,464	72.2%	95.5%	4,641	2,774	57.6%	94.0%
Valley	720	4,518	3,998	88.3%	95.0%	4,578	3,999	88.1%	95.6%
Towantic*	805	4,343	3,694	69.3%	82.1%	5,001	4,125	77.0%	89.7%
Fairview	1,050	6,852	6,218	90.0%	96.4%	6,808	5,777	83.2%	90.4%
Three Rivers	1,258	7,471	5,018	62.5%	87.8%	7,647	5,082	64.0%	80.2%

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

*
In the second quarter of 2025, planned maintenance was performed at the power plant, as part of which a signification item of equipment was replaced. The equipment is insured under the insurance policy covering the power plant, and as at the approval date of the report, an agreement was signed with the insurer regarding the monetary indemnification which covers most of the costs required for replacement and installation of the equipment.[19].

[19]	It is noted that in the usual course of things long maintenance periods (planned or unplanned) have a negative impact on the power plant’s results.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS)

A.	Statement of income

	For the Three Months Ended
Section	September 30
	*2025	2024

Revenues from sales and provision of services (1)	895	879
Cost of sales and provision of services (without depreciation and amortization) (2)	(603)	(582)
Depreciation and amortization	(59)	(90)
Gross profit	233	207
Share in earnings of associated companies	211	64
Compensation for lost revenues	–	18
Administrative and general expenses	(147)	(72)
Business development expenses	(4)	(11)
Other income, net	35	2
Operating income	328	208
Financing expenses, net	(44)	(51)
Loss from settlement of financial liabilities	–	(49)
Income before taxes on income	284	108
Taxes on income	(48)	(22)
Net income for the period**	236	86

Attributable to:
The Company’s shareholders	183	81
Holders of non‑controlling interests	53	5

*
Commencing from November 2024, as a result of exit from the consolidation of CPV Renewable and transition to the equity method of accounting, the Company has discontinued consolidation in the consolidated financial statements of the results of the renewable energy segment in the U.S.

**	For an analysis of the change in the net income and a definition and analysis of the change in the adjusted net income – see Section 5F below.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the Three		Board’s Explanations
	Months Ended
	September 30
	2025	2024
Revenues in Israel
Revenues from sale of energy to private customers	427	516
A decrease, in the amount of about NIS 65 million, stems from a decline in the consumption of customers, compared with the corresponding quarter last year, mainly due to the “Nation as a Lioness” mission and a decrease, in the amount of about NIS 22 million, deriving from the generation tariff component, compared with the corresponding quarter last year.

Revenues from sale of energy to the System Operator and to other suppliers	54	50
Revenues in respect of capacity payments	40	39
The increase stems from an increase in the availability of the Gat power plant due to maintenance work performed in the corresponding quarter last year, while on the other hand there was a decline in the availability Zomet compared with the corresponding quarter last year. For additional details – see Section 4C above.

Revenues from sale of energy at cogeneration tariff	7	17
Revenues from sale of steam	13	14
Other income	2	–
Total revenues from sale of energy and others in Israel (without infrastructure services)	543	636
Revenues from private customers in respect of infrastructure services	171	125	The increase derives mainly from the increase in the average tariffs at a rate of about 40%.
Total revenues in Israel	714	761

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	–	39
The decrease stems from discontinuance of the consolidation of the renewable energies segment in November 2024 and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Revenues from sale of electricity (retail) and others	181	79	The increase stems mainly from an increase in the scope of the retail activities.
Total revenues in the U.S.	181	118

Total revenues	895	879

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Three Months Ended		Board’s Explanations
	September 30
	2025	2024
Cost of sales in Israel
Natural gas and diesel oil	167	164
Expenses in respect of acquisition of energy	50	163
Most of the decrease stems from a decline in customer consumption compared with the corresponding period last year due to, among other things, the “Nation as a Lioness” mission and from maintenance activities performed at the Gat power plant in the corresponding quarter last year.

Cost of transmission of gas	11	13
Salaries and related expenses	13	12
Operating expenses	30	30
Total cost of sales in Israel without infrastructure services	271	382
Expenses in respect of infrastructure services	171	125	For details – see the explanation of the change in the revenues in respect of infrastructure services.
Total cost of sales in Israel	442	507

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	–	11
The decrease stems from discontinuance of the consolidation of the renewable energies segment in November 2024 and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Cost of sales in respect of sale of electricity (Retail) and others	161	64	The increase stems mainly from an increase in the scope of the retail activities.
Total cost of sales and provision of services in the U.S.	161	75
Total cost of sales and provision of services	603	582

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Three Months Ended
	September 30
	2025	2024

Revenues from sales and provision of services	895	879
Cost of sales and provision of services (without depreciation and
amortization)	(603)	(582)
Share in income of associated companies	211	64
Compensation for lost revenues	–	18
Administrative and general expenses (without depreciation and amortization)	(142)	(67)
Business development expenses	(4)	(11)
Consolidated EBITDA	357	301
Elimination of the share in income of associated companies	(211)	(64)
Plus – Group’s share of the EBITDA after proportionate consolidation of
associated companies in the Energy Transition segment (1)	354	170
Plus – Group’s share of the EBITDA after proportionate consolidation of
activities of the Renewable Energies segment in the U.S. (2)*	22	–
EBITDA after proportionate consolidation	522	407

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS):

For the three months ended September 30, 2025	Fairview	Towantic	Maryland	Shore (1)	Valley	Three Rivers	Total
Rate of holdings of the CPV Group	25%	26%	75%	89%	50%	10%

Revenues from sales of energy	72	66	187	153	118	30	626
Cost of natural gas	26	24	57	58	35	13	213
Carbon emissions tax (RGGI)	–	12	29	31	20	–	92
Cost of sales – other expenses (without depreciation and amortization)	–	1	1	5	4	1	12
Loss on realization of transactions hedging the electricity margins	(2)	(7)	(22)	(4)	(4)	(4)	(43)
Net energy margin	44	22	78	55	55	12	266
Revenues from capacity payments	18	5	37	44	18	8	130
Other income	–	3	6	5	1	1	16
Gross profit	62	30	121	104	74	21	412
Fixed costs (without depreciation and amortization)	3	4	12	11	13	4	47
Administrative and general expenses (without depreciation and amortization)	1	2	2	3	2	–	10
Income (loss) from revaluation of unrealized hedging transactions	1	(1)	–	–	–	(1)	(1)
Group’s share in EBITDA after proportionate consolidation in the Energy Transition segment	59	23	107	90	59	16	354
Group’s share in FFO	50	1	95	60	52	10	268
Group’s share in the net cash flows after service of the project debt (2)	35	9	41	(2)	18	1	102

(1)
At the Shore power plant – gas transmission costs (totaling in the third quarter of 2025 about NIS 12 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
It is pointed out that the financing agreements of the CPV Group include arrangements for mechanisms of the “cash sweep” type, in the framework of which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule relating to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are also restrictions on distributions to shareholders.

*
For details regarding transactions for acquisition of additional holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and in the second quarter of 2025 – see Note 24C to the annual financial statements and Note 6A to the Interim Statements. Subsequent to the date of the report, the CPV Group signed an agreement for acquisition of the balance of the holdings in the Shore power plant, where as at the approval date of the report the transaction had not yet been completed. For details – see Note 6A to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS): (Cont.)

For the three months ended September 30, 2024	Fairview	Towantic	Maryland	Shore (1)	Valley	Three Rivers	Total
Rate of holdings of the CPV Group	25%	26%	25%	38%	50%	10%

Revenues from sales of energy	53	52	53	46	91	22	317
Cost of natural gas	19	13	12	14	26	10	94
Carbon emissions tax (RGGI)	–	14	10	10	30	–	64
Cost of sales – other expenses (without depreciation and amortization)	1	1	2	2	2	1	9
Gain (loss) on realization of transactions hedging the electricity margins	3	(8)	(9)	(1)	6	1	(8)
Net energy margin	36	16	20	19	39	12	142
Revenues from capacity payments	5	33	3	5	16	1	63
Other income	1	–	2	1	1	–	5
Gross profit	42	49	25	25	56	13	210
Fixed costs (without depreciation and amortization)	5	5	4	5	17	3	39
Administrative and general expenses (without depreciation and amortization)	2	1	1	1	2	–	7
Gain from revaluation of unrealized hedging transactions	3	3	–	–	–	–	6
Group’s share in EBITDA after proportionate consolidation in the Energy Transition segment	38	46	20	19	37	10	170
Group’s share in FFO	27	42	9	9	5	4	96
Group’s share in net cash flows after service of project debt	(2)243	28	4	9	(10)	1	275

(1)
At the Shore power plant – gas transmission costs (totaling in the third quarter of 2024 about NIS 5 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
The free cash flows after service of the debt in Fairview includes taking out additional financing for the project as part of a refinancing in the third quarter of 2024 (which was distributed as a dividend to the partners in the project, where the share of the CPV Group is about NIS 246 million).

(2)	Calculation of the Group’s share in EBITDA after proportionate consolidation of the renewable energies segment (in NIS millions):

For the three months ended
September 30, 2025

Revenues	42

Fixed costs (without depreciation and amortization)	(10)

Administrative and general	(6)

EBITDA from active projects	26

Business development and other costs	(5)

Share of the Group in EBITDA after proportionate consolidation in the renewable energies segment in the U.S.	21

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(3)
Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO and cash flows after service of project debt data (in NIS millions):

Main projects in operation	Basis of	For the three months ended September 30, 2025			For the three months ended September 30, 2024
	presentation			Net cash			Net cash
	in the	EBITDA		flows	EBITDA		flows
	Company’s	after		after	after		after
	financial	proportionate		debt	proportionate		debt
	statements	consolidation	FFO	service	consolidation	FFO	service

Total operating projects in Israel and
accompanying business activities (1) (3)	Consolidated	261	254	241	(2)261	186	173
Business development costs,
headquarters in Israel and other costs (3)	Consolidated	(3)	(46)	(63)	(6)	(42)	42
Total Israel (4)		258	208	178	255	144	215

Total operating projects (5)	Associated	354	268	102	170	96	275
Other costs	Consolidated	(5)	(10)	(10)	(1)	7	7
Total energy transition in the U.S.		349	258	92	169	103	282
Total operating projects (6)	Associated	26	12	(6)	27	11	(6)
Business development and other costs	Associated	(5)	(10)	(10)	(6)	(14)	(14)
Total renewable energy in the U.S.		21	2	(16)	21	(3)	(20)
Total activities as part of the “others”
segment (7)	Consolidated	(6)	(13)	(1)	(4)	(4)	(4)
Headquarters in the United States (8) (9)	Consolidated	(94)	(7)	(7)	(29)	(12)	(12)
Total United States		270	240	68	157	84	246

Company headquarters (not allocated
to the segments) (4) (8)	Consolidated	(6)	(11)	(257)	(5)	16	(82)

Total consolidated (10)		522	437	(11)	407	244	379

(1)	The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, and sale/purchase of natural gas, including with third parties through OPC Natural Gas.
(2)	In the corresponding quarter last year, the EBITDA of the active projects in Israel included compensation of about NIS 18 million in the Hadera power plant.
(3)
For purposes of comparison, the FFO and cash‑flows after debt service in the Israeli activities data were updated in the comparative data, such that the financial data of the headquarters in Israel includes payments of interest and principal of project credit in Zomet and Gat up to the date of the early repayment and refinancing of the corporate credit in Israel in the third quarter of 2024 (for additional details – see Note 14B(1) to the annual financial statements).

(4)	Not including intercompany activities between the Company, the headquarters in Israel and the subsidiaries in Israel.
(5)
For details regarding active projects in the Energy Transition segment in the U.S. – see Section 1 above and regarding calculation of the Group’s share in the EBITDA after proportionate consolidation of the Renewable Energies segment – see Section 2 above.

(6)
Due to completion of the transaction for investment in the area of renewable energies in the U.S. in November 2024, the data of this segment in the U.S. is calculated from this date on the basis of proportionate consolidation (instead of a full consolidation) where the share of the CPV Group is 66.7%.

(7)
Includes mainly business development and other costs in the area of initiation and development of high‑efficiency power plants running on natural gas, with future carbon capture potential, and the results of the retail activities in the U.S.

(8)
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 9 million and about NIS 8 million for the three months ended September 30, 2025 and 2024, respectively.

(9)
Most of the change in the third quarter of 2025 compared with the corresponding quarter last year, in the amount of about NIS 73 million relates to changes in the fair value of a profit participation plan for employees of the CPV Group. For details – see Note 7G to the Interim Statements.

(10)	In the third quarter of 2025, the consolidated FFO without adjustments for changes in the working capital was about NIS 399 million (in the corresponding period last year – about NIS 272 million).

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment

Set forth below is an analysis of the change in EBITDA in Israel in the third quarter compared with the corresponding quarter last year (in NIS millions):

1.
Availability (operational) – in the corresponding quarter last year, the Gat power plant was shut down for purposes of unplanned maintenance, which had a negative impact on its results. On the other hand, in the current quarter there was a capacity limitation and maintenance work is being performed at Zomet, as detailed in Section 4C(1).

2.
One‑time events – derives mainly from the fact that in the third quarter of 2024, Hadera received a non‑recurring amount of about NIS 18 million ($5 million) in connection with lost profits prior to the commercial operation of the Hadera power plant. For additional details – see Note 26A(2) to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the energy transition segment in the third quarter of 2025 compared with the corresponding quarter last year (in millions of NIS):
Energy margins – as detailed in Section 3.3K above, in the period of the report there was a significant increase in the electricity margins compared with the corresponding period last year and, accordingly, there was an increase in the energy margins of the CPV Group (without the impact of the increase in the holdings of some of the power plants).

Capacity revenues – most of the increase stems from an increase in the capacity tariff in the PJM market starting from June 2025, as detailed in Section 3.3M above. This increase was partly offset by a decrease in the capacity tariff, starting from June 2025 – this being as a result of conclusion of the fixed-rate (of seven years) wherein the capacity tariff was fixed in advance from Towantic’s operation date. For details – see Section 3.3M above.

(*)
Reflects the impact of the increase in the holdings which was completed in the fourth quarter of 2024 and in the beginning of the second quarter of 2025 in the Maryland and Shore power plants on the EBITDA after proportionate consolidation in the period of the report. For details – see Note 24C to the annual financial statements and Note 6A to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

E.	Renewable energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation from activities in the renewable energy segment in the third quarter of the report compared with the corresponding quarter last year (in millions of NIS):

Entry of a partner in CPV Renewable – as a result of completion of the investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date this segment’s data is calculated on the basis of a proportionate consolidation, where the share of the CPV Group is 66.7%. For additional details – see Note 23E to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended September 30, 2025 (in millions of NIS) (Cont.)

F.	Net income and adjusted net income (in millions of NIS)

Analysis of the change in net income and adjusted net income (in millions of NIS)

(1)	For additional details – see Section 4G(2) above.

(2)
Most of the increase stems from additional depreciation and financing expenses, in the amount of about NIS 58 million, due to increase in the rate of holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and in the beginning of the second quarter of 2025.

(3)
Most of the increase stems from financing expenses as a result of the impact of changes in the shekel/dollar exchange rate compared with the corresponding quarter last year, in the amount of about NIS 37 million. On the other hand, there was an increase of about NIS 12 million as a result of interest income from bank deposits.

(4)	The increase in the tax expenses derives from higher pre‑tax income compared with the corresponding quarter last year.

(5)
Stems mainly from cancellation of an impairment loss in Hadera 2 in the third quarter of 2025 that was recognized in 2024 – this being due to approval of the plan by the government. For additional details – see Note 10B to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]:

1.	Main details with reference to construction projects in Israel (the data presented in the table below is in respect of 100% for each project):

[20]
That stated in connection with projects that have not yet reached operation, including with reference to the expected operation date, the technologies, capacity and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including completion of the construction and connection work, assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment, force majeure events and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses and/or other changes could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays in receipt of permits, delays/problems regarding performance of acceptance tests or assurance of connection to the networks and infrastructures, delays and increased costs due relating to the supply chain and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Section A of the Periodic Report for 2024. It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including under guarantees provided), including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects, and/or cause a charge for additional costs, payment of compensation or starting of proceedings (including under guarantees provided).

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

1.	Main details with reference to construction projects in Israel (the data presented in the table below is in respect of 100% for each project): (Cont.)

Power plants/ facilities for generation of energy	Status	Capacity (megawatts)	Location	Technology	Date/ expectation of the start of the commercial operation	Main customer/ consumer	Total expected construction cost (NIS millions)	Total construction cost as at September 30, 2025 (NIS millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	Fourth quarter of 2025[21]	Yard consumers and the System Operator	[22]≈ 230	≈ 211

[21]	It is noted that a delay in the commercial operation on the part of Sorek 2 beyond the original contractual date, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). The construction work, its completion, the commercial operation date and the costs involved with the construction were adversely impacted by the War and/or its impacts, including in the period of the report and due to the “Nation as a Lioness” mission”. As at the date of the report, the financial closing for the project had been completed, however completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that have not yet been fulfilled, and to operational or technical factors that relate to completion of the construction and the work on the project’s site, which are impacted by, among other things, the defense (security) situation in Israel and the disruptions regarding arrival of work teams and equipment in Israel due to the war. It is noted that in the position of the construction contractor and the equipment supplier is that the security situation in Israel constitutes force majeure, and as a result of construction contractor demanded recognition of an increase in costs. In this regard, it is noted that Sorek 2 approached and notified IDE and the State of Israel that delays in the timetables on the part of the contractor and regarding completion of the construction by it are expected, as a result of that stated, and it submitted a request for recognition of expenses due to a force majeure event, where as at the approval date of the report there is no certainty regarding the results of the approach by Sorek 2. It is emphasized that ultimately, the date expected for completion of the construction and commencement of the operation, as shown in the table, could be delayed even beyond that shown in the table, as a result of, among other things, a delay (including construction of the desalination facility) of the construction work, connection to the grid and operation of the equipment and infrastructures, delays in receipt of the required permits all of which had not yet been received at the approval date of the report, disruptions in arrival of equipment and experts, force majeure events, and occurrence of risk factors to which the Company is exposed, including delays relating to the War or its consequences. Such delays involve an increase in the project costs (beyond the expected cost indicated above) and/or could constitute non‑compliance with liabilities to third parties. As stated in Section 7.15.1.2 to Part A of the Periodic Report for 2024.
[22]	Not including a charge for headquarters costs and financing for the Company and the headquarters in Israel.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

2.
Set forth below is a description of the main developments regarding projects in the advanced and initial development stages in Israel. For additional details – see Section 6A(2) to the Report of the Board of Directors for 2024[23].

–
Ramat Beka project – further to that stated in Section 6A(2) to the Report of the Board of Directors for 2024 regarding the project, in March 2025, government authorization was received for advancement of the plan on the National Infrastructures Board. In addition, further to that stated in Section 3.2F above, in May 2025 the market regulation was published that is expected to apply to the Ramat Beka project, the provisions of which should permit a significant increase of the scope of the energy in the project. Further to that stated in Section 6A(2) of the Report of the Board of Directors for 2024, the planned scope of the project is for a capacity of about 505 megawatts and storage capacity of 2,760 megawatts per hour, and accordingly the estimate of the cost of the project is NIS 4.0 to 4.2 billion. Nonetheless, in light of the provisions of the regulation, as stated, the Company is making technical feasibility studies along with economic optimization regarding the possibility of increasing the solar capacity up to about 550 megawatts and the scope of storage in the project up to about 3,850 megawatts per hour, and to the extent such increase is made, the estimated cost of the project is expected to be about NIS 5.2 billion[24]. For details regarding the decision of the Taxes Authority to reject the appeal filed by the Company of the Purchase Tax assessment received in respect of part of the areas of the Ramat Beka project and filing of an appeal against rejection of the said appeal – see Note 7B to the Interim Statements.

It is noted that as at the approval date of the report, the Group is carrying on negotiations with Bank Hapoalim Ltd. after the pricing process it executed (“the Lender”)25, for purposes of provision of financing for construction of the project to a designated company that was established (“the Borrower”)26.

Pursuant to the pricing process and the conditions under which the negotiations are being carried on, as at the approval date of the report, the estimated scope of the credit that is to be provided is expected to be up to 80% of the estimated cost of the project, as stated above (in this Section – “the Amount of the Loan”).

The Amount of the Loan will be provided for a maximum customary period (up to shortly before the end of the lease period with Israel Lands Authority or the period of the generation license) and the Borrower has the right to repay the Amount of the Loan up to the earlier of 8 years from the start of the agreement or 6 years from the completion date of the construction in exchange for payment of economic damage, if any, and plus an early repayment commission at variable rates that are not material (in this Section – “the Conversion Date”). The interest margins of the Amount of the Loan are based on Bank of Israel interest up to the Conversion Date and on yields on government debentures after the Conversion Date plus interest margins in the range of 1.5% to 2.5%.

[23]
The information regarding projects in the advanced and initial development stages in Israel constitutes “forward‑looking” information as it is defined in the Securities Law. The ultimate execution of the development projects (in whole or in part) might not materialize and/or could be delayed, and there could be changes in the estimated costs – this being as a result of, among other things, non‑fulfillment of the conditions and circumstances required or that are appropriate for their execution, regulatory changes, changes in market conditions and the defense situation in Israel as well as other factors.

[24]
That stated regarding the expected project‑cost estimates constitutes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the Company’s estimates as at the approval date of the report, and regarding which there is no certainty they will materialize. These cost estimates are subject to changes due to factors as stated in footnote 20. Ultimately, the scope of the project and its costs could be different than that stated as a result of these factors or due to occurrence of one or more of the risk factors the Company is exposed to.

[25]	It is noted that the Bank has the possibility of joining additional lenders as part of a syndication pursuant to the terms stipulated.
[26]	The Borrower will be owned by OPC Power Plants Ltd. As at the approval date of the report, transfer of the rights in the project to the designated company is subject to conditions that have not yet been completed.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

2.
Set forth below is a description of the main developments regarding projects in the advanced and initial development stages in Israel. For additional details – see Section 6A(2) to the Report of the Board of Directors for 2024[22]. (Cont.)

–	Ramat Beka project – (Cont.)

Payments of the principal and interest on the Amount of the Loan after the Conversion Date are to be made in quarterly or semi‑annual payments, such that the interest payments will be accrued to the principal and will be paid after completion of the construction and the principal payments will be made starting from the end of nine months after the commercial operation. In addition, commissions were provided that are customary in agreements of this type.

In addition, included as part of the conditions under consideration are provisions that are customary in agreements of this type, including a commitment to comply with minimum ADSCR and LLCR coverage ratios for the initial withdrawal, distribution and violation (1.05X), commitments with respect to distribution of free cash flows, grounds for calling for immediate repayment, customary commitments and representations and conditions for early repayment. Furthermore, in order to assure compliance with the Borrower’s commitments, standard collaterals will be provided, including a first‑priority lien on all the Borrower’s rights in the project, a floating lien, a lien on the Borrower’s shares, guarantees that will be provided in certain cases subject to financial ratios applicable to OPC Israel, etc.27

It is clarified that the said conditions are not binding and relate to the main conditions that the subject of the negotiations as at the approval date of the report. Provision of the financing is subject to completion of the negotiations between the parties and formulation of the financing format and the final conditions, which could be different than that stated above, signing of a binding agreement and customary contingent conditions. As at the approval date of the report, there is no certainty whether a binding agreement will be signed, regarding the final conditions and/or the signing date (if ultimately signed).

–
Intel project – further to that stated in Section 6A(2) to the Report of the Board of Directors for 2024 regarding the project, in March 2025 government authorization was received for advancement of the plan with the State National Infrastructures Board. As at the approval date of the report, the Company estimates that projected construction cost of the project will be in the range of about NIS 5.3 to NIS 6.0 million per megawatt (about $1.6 to $1.8 million per megawatt)[28].

[27]
In addition, it is noted that included as part of the negotiations is a possibility for additional financing that could be provided at the Borrower’s choice as a bridge loan for the payment to Israel Lands Authority in respect of the project’s land lease agreement and a possibility to receive usual accompanying credit frameworks for the project. Also, as part of the negotiations there is an alternate project financing format for the long‑term.

[28]
That stated regarding the estimate of the projected cost (including estimate of the costs of the equipment, construction and financing), constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s plans as at the approval date of the report and regarding which there is no certainty they will be realized. As at the date of the report, advancement of the project, its development, construction, operation, cost and final characteristics are subject to existence of various factors and conditions (regulatory, operational, commercial and financing), which have not yet been fulfilled (and there is no certainty whether they will ultimately be fulfilled).

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

–
Hadera 2 project[29] – further to that stated in Section 6A(2) to the Report of the Board of Directors for 2024, regarding the government’s decision to reject National Infrastructures Plan 20B (NIP 20B) that is being advanced by Hadera 2 for construction of a power plant on land located adjacent to the Hadera power plant (“the Plan”), and further to that stated in Section 5A(2) of the Report of the Board of Directors for the first quarter of 2025 regarding the appeal to the High Court of Justice filed by Hadera 2 against the said rejection, as part of an additional hearing held by the government on August 10, 2025 it was decided to approve the plant. Further to this, Hadera 2 is making preparations to act to construct a power plant powered by natural gas with an estimated capacity of about 850 megawatts (“the Project”30) as part of the update to the arrangement for conventional generation units, as detailed in Section 3.3E above (“the Arrangement”). In this framework as at the approval date of the report, the Company is taking action to advance the steps necessary to develop the project, including, advancing the undertaking in the project agreements and ordering of equipment (taking into account, among other things, constraints with respect to global timetables regarding ordering equipment).

[29]
Construction of the Project in accordance with that stated, application of the Arrangement to the Project, the start date of construction of the Project, the Project’s said capacity and characteristics and/or the estimate of its projected construction cost, includes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s intentions and estimates as at the approval date of the report, and there is no certainty it will be realized. Execution of the Project pursuant to that stated (or at all) is subject to existence of various conditions (including factors that are not under the Company’s control), including the Project’s compliance with the quota stipulated in the Arrangement on the relevant dates, assurance of signing main agreements for the Project (such as, construction, equipment, gas and financing agreements) on appropriate conditions and dates, receipt of regulatory approvals, completion of surveys and permit processes, connection and licensing, completion of the rest of the processes noted above, existence of suitable market conditions, assurance of equipment and construction costs and non‑occurrence of one or more the risk factors the Company is exposed to as stated in Section 19 of Part A of the Periodic Report for 2024. As at the approval date of the report, such conditions have not yet been fulfilled and there is no certainty regarding their fulfillment or the date thereof and, accordingly, as at the approval date of the report, there is no certainty the Project will ultimately be executed.

[30]
It is noted that the Project will be constructed through use of the best available technology and, in addition, the existing energy center located alongside the Hadera power plant (including the smokestack) will be dismantled. Also, Hadera 2 will execute an environmental project in joint cooperation with the relevant parties and in accordance with law up to operation of the power plant (if constructed).

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

2.	(Cont.)

–
Hadera 2 project – (Cont.)

As at the approval date of the report, the Company estimates that the expenses preceding the undertaking in a final agreement with respect to ordering of the equipment are expected to amount to tens of millions of dollars[31].

It is noted that advancement of the said steps involves, among other things, liabilities and expenses to third parties (including payments of advance deposits in connection the said actions), which are exposed to uncertainty and development risks, taking into account the fact that advancement of the project and entering it into operation are subject to conditions that as at the execution date of the above‑mentioned liabilities and payments have not yet been fulfilled, including compliance with the quotas stated in the regulation of the Electricity Authority, connection to the network and regulatory approvals, as well as completion of material undertakings relating to the project and there is no certainty they will ultimately be fulfilled.

Furthermore, as at the approval date of the report the Company is making a preliminary examination of formats for acquisition from Infinia of the rights in the project’s lands (in place of the option agreement for renting), where as at the approval date of the report the matter is in the initial examination stages and there is no certainty regarding its ultimate execution or conditions.

As an initial preliminary estimate as at the date of the report, the estimated cost of construction of the project (if constructed) is NIS 4.5 – 5 billion. The construction date of the project is expected to be between June 2026 and June 2027, based on the Arrangement.

For additional details regarding the project and cancellation of the provision for an impairment loss recorded – see Sections 7.3.13.4 and 7.12.2 of Part A of the Periodic Report for 2024, Section 6A(2) to the Report of the Board of Directors for 2024 and Note 10B to the Interim Statements.

It is noted that as at the approval date of the report, OPC Hadera Expansion Ltd. (“the Borrower”), which is a subsidiary of OPC Israel, is carrying on negotiations with Bank Leumi L’Israel Ltd. after the pricing process it executed (“the Lender”), which is subject to signing a binding agreement, for purposes of financing the construction of the Hadera 2 project.

Pursuant to the pricing process and the conditions in respect thereof the Borrower is carrying on negotiations as at the approval date of the report, the estimated scope of the credit that is to be provided is expected to be up to 85% of the estimated cost of the project, as stated above (in this Section – “the Amount of the Loan”)32. The Amount of the Loan will be provided for an initial period of 10 years, where up to the end thereof the Borrower will have the right to repay it in exchange for payment of economic damage, if any, and in the period after the commercial operation without an early repayment commission (in this subsection – “the Conversion Date”) To the extent the Borrower elects not to repay the Amount of the Loan on the Conversion Date, the Amount of the Loan will stand for an additional period of about 18 years, up to the date of its final repayment in 2054. The Amount of the Loan might be provided in shekels only or, at the election of the Borrower, in a mix of shekels and euros, and subject to the mechanisms defined, where payments of the principal and the interest will be made in quarterly payments commencing from the end of one year from the commercial operation date (it is clarified that the interest will be accrued to the principal up to that date). The interest margins on the Amount of the Loan are based on Bank of Israel interest up to the Conversion Date and on the yields on government debentures after the Conversion Date, with interest margins in the range of 1.7% to 2.3%33. Also, conditions are expected to be included regarding payment of commissions as is customary in agreements of this type.

[31]
That stated constitutes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the Company’s estimates as at the approval date of the report, and there is no certainty regarding its ultimate realization. Ultimately, the expenses preceding the signing of a equipment agreement (or other project agreements) for Hadera 2 project could be different than that stated, among other things, taking into account the relevant market conditions for equipment for the power plant, macro conditions, duration of the development period and/or occurrence of one or more of the risk factors the Company is exposed to, as stated in Section 19.2 of Part A of the Periodic Report for 2024. It is noted that certain expenses are exposed, in full, to the development risks as stated.

[32]
It is noted that possibilities are being examined for provision of usual accompanying credit frameworks for the project. Also, as part of the negotiations there is an alternate project financing format for the long‑term.

[33]
If the Borrower chooses that the Loan is to be provided in a mix of shekels and euros, the base interest with respect to the amount in euros will be Euribor up to the Conversion Date and Euro Swap after the Conversion Date, plus various margins as determined.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

2.	(Cont.)

–	Hadera 2 project – (Cont.)

In addition, included as part of the conditions under consideration are provisions that are customary in agreements of this type, including a commitment to comply with minimum ADSCR and LLCR coverage ratios for the initial withdrawal, distribution and violation (coverage ratio of 1.05X), and commitments with respect to distribution of free cash flows, grounds for calling for immediate repayment, customary commitments and representations and conditions for early repayment and collaterals that are usual in Israel for non‑recourse senior debt. Furthermore, as part of the conditions being formulated in the negotiations, the project’s shareholders’ equity will be provided pro rata for the withdrawal of the senior debt, and will be backed by guarantees of the shareholders of OPC Israel.

It is clarified that the said conditions are not binding and they relate to in‑principle conditions as at the approval date of the report with respect to which negotiations are underway. Provision of the financing is subject to signing of a binding agreement and customary preconditions which had not yet been fulfilled as at the approval date of the report.

–
Portfolio of solar and storage projects – the Company has signed agreements with holders of rights in lands (communities located in the periphery – kibbutzim and joint communities) that hold rights in potential land sites for solar projects with integrated storage. For details regarding the main characteristics of the said undertakings – see Section 7.3.13.2 of Part A of the Periodic Report for 2024, as at the approval date of the report, agreements had been signed for construction of solar facilities estimated at a cumulative about 0.4 gigawatts and about 1.8 gigawatts per hour of storage. In August 2025, the government’s consent was received for advancement of a plan estimated at about 0.15 gigawatts and about 0.75 gigawatts per hour of storage by the National Infrastructures Planning Board.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

2.	(Cont.)

–
Development of natural gas project as part of an undertaking with Migdal – further to the government’s decision regarding “Advancement of the Energy Security of the Israeli Electricity Sector”[34] (“Decision 2282”), in August 2025, OPC Israel signed an agreement with companies in the Migdal Insurance Company Ltd. Group (“Migdal”), which as at the date of the report is an interested party in the Company by force of its holdings, for establishment of a limited partnership that will be held by OPC Israel and Migdal at the rates of 51% and 49%, respectively (“the Partnership”), which will take action to develop, construct and operate power plants powered by natural gas in a region that was defined in Decision 2282, and in particular on the option lands as they are defined below (“The Agreed Region”, “The Projects” and “The Partnership Agreement”, as applicable). OPC Israel will hold (indirectly) all the rights in the General Partner. Pursuant to the Partnership Agreement, OPC Israel will be given preference with respect to acquisition of the electricity generated in the Projects based on the conditions determined. In addition, arrangements were provided in connection with investment of shareholders’ equity to cover the development and construction expenses, and in connection with activities in the Agreed Region and preference to Migdal regarding participation in an additional project, that is not in the Agreed Region – all of this on the conditions determined. Moreover, the Partnership Agreement provides arrangements regarding management fees and initiation fees, customary limitations on transfer of rights in the Partnership, decisions that require a special majority, information rights, etc. It was also provided that under certain circumstances, each of the parties (as applicable, will have, including under certain circumstances of entry of an investor into OPC Israel), the right to convert the share of Migdal in the Partnership to holdings in OPC Israel and this being subject to certain conditions and limitations. In addition, an option agreement of the Partnership with Migdal was signed for lease of land (in which Migdal holds the rights) it owns in the Agreed Region that has potential for construction of a power plant powered by natural gas (“the Option Lands”). The option is for a cumulative period of 9 years, with early cancellation rights under the circumstances determined. Exercise of the option and transfer of the holding are contingent on fulfillment of certain conditions, including conditions contingent on third parties. If the option is exercised, a lease agreement will be signed for a period that corresponds to the lease period of the land from Israel Lands Authority.

34 For additional details regarding Government Decision 2282 – see Section 7.2.10 of Part A of the Company’s Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[20]: (Cont.)

2.	(Cont.)

–	Development of natural gas projects as part of an agreement with Migdal – (Cont.)

It is clarified that development of the project on the Option Lands is in the preliminary stages and the approvals required for development of the project on Option Lands have not yet been received, and there is no certainty that various actions, approvals and consents (including consent of the government) will be executed and/or received (in whole or in part), or regarding the period estimated for their completion (if completed). In addition, development of the Project is impacted by, among other things, various conditions regarding which there is no certainty they will be fulfilled, including conditions relating to the designated land and the rate of development of competing projects in the Agreed Region. Development of the project and its construction are subject to non‑occurrence of various risk factors to which the Company is exposed (including development and construction risks), as stated in Section 8.21.9 to Part A of Periodic Report for 2024. Accordingly, as at the approval date of the report, there is no certainty regarding the actual execution of the undertaking with Migdal, as stated above, and/or the project.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[35]:

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (all projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.62% by the Company)).

[35]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on September, 2025 – $1 = NIS 3.306. The information presented below regarding projects under construction and development, including with respect to the expected commercial structure, the projected commercial operation date, the expected construction cost, an undertaking with a tax partner and/or the expected results of the activities for the first full calendar year (revenues, EBITDA, investments of the tax partner and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: regulatory changes or legislative changes (including changes impacting main suppliers of the projects and/or import of equipment and including regulatory/legislative changes in the area of energy or import tariffs due to changes in the government’s policies), delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements sale for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, delays and an increase in costs related to the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability to comply with liabilities of the project and the CPV Group to third parties in connection with the projects (including based on guarantees provided in favor of those third parties) or to detract from the entitlement to tax benefits. For details regarding regulatory changes and changes in the government’s policies – see Section 8.1.2.2 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[36]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.62% by the Company). (Cont.)

						Total expected construction cost net for 100% of the		Total construction cost as at	Expectation for a first full calendar year in the period of the PPA agreements

					Regulated market						Cash flows after tax
			Expected				Tax	September 30,
			commercial		after	project	equity	2025	Revenues[36]	EBITDA[36]	partner
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	(NIS	(NIS	(NIS
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	millions)	millions)	millions)

CPV Backbone[37] Solar, LLC (“Backbone”)	179 MWdc + 36 MWdc	Maryland	Second half of 2025	Long-term PPA[38] (including green certificates)	PJM + MD SRECs	≈ 1,265 (≈ $382 million)	≈ 462 (≈ $140 million)[39]	≈ 1,018 (≈ $308 million)	≈ 81 (≈ $23 million)	≈ 56 (≈ $16 million)	≈ 46 (≈ $13 million)

_______________________________
[36]	It is clarified that the expected revenues and EBITDA presented in the above table do not include the tax benefits, even though the project meets the conditions for their receipt.
[37]	The above table includes data relating to expansion of the project of about 36 MWdc, which entered into the construction period subsequent to the date of the report and its commercial operation is expected in the second half of 2026.
[38]	The project has signed an agreement with a global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 82% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (18%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.
[39]	In October 2024, the CPV Group signed an agreement with a tax partner in the ITC (Investment Tax Credit) format, where pursuant to the agreement the investment of the tax partner in the project will be partly (about 20%) on the mechanical completion date, and the balance (about 80%) will be paid on the commercial operation date. In October 2025, an agreement was signed to join expansion of the project to the tax partner agreement, on conditions similar to those of the original agreement.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[36]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.62% by the Company). (Cont.)

						Total expected construction cost net for 100% of the		Total construction cost as at	Expectation for a first full calendar year in the period of the PPA agreements

					Regulated market						Cash flows after tax
			Expected				Tax	September 30,
			commercial		after	project	equity	2025	Revenues[36]	EBITDA[37]	partner
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	(NIS	(NIS	(NIS
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	millions)	millions)	millions)

CPV Rogue’s Wind, LLC (“Rogues”)	114	Pennsylvania	First half of 2026	Long-term PPA[40] (including green certificates)	PJM MAAC	≈ 1,207 (≈ $365 million)	≈ 538 (≈ $163 million)[41]	≈ 906 (≈ $274 million)	≈ 84 (≈ $24 million)	≈ 63 (≈ $18 million)	≈ 53 (≈ $15 million)

[40]	In April 2021, the project signed an agreement for sale of all the electricity and the environmental consideration (including Renewable Energy Certificates (RECs), benefits relating to availability and accompanying services), the terms of which were improved in 2024. The agreement was signed for a period of 10 years starting from the commercial operation date. The CPV Group has provided collateral for assurance of its obligations under the agreement, which includes execution of certain payments to the other party if certain milestones (including the commencement date of the activities) in the project are not completed in accordance with the timetable determined.
[41]	The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. In August 2025, the CPV Group signed an agreement with a tax partner (Equity Tax) in an ITC format in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements) on terms that are customary for agreements of this type (including provision of a guarantee by the CPV Group for certain liabilities.).

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[36]: (Cont.)

2.
Main details relating to a natural gas project with carbon capture potential, Basin Ranch (held as at the approval date of the report at the rate of 70% by the CPV Group (1) that is held at the rate of 70.62% by the Company), the construction of which started on October 28, 2025[42]:

Project	Capacity (MW)	Location	Expected start of the commercial operation	Expected commercial structure	Regulated market (2)	Total expected construction cost (3)	Total senior financing (4)	Expectation for the first full year of operation
								EBITDA	Cash flows after service of senior debt

CPV Basin Ranch Holdings, LLC (“Basin Ranch”)	1,350	Ward County, Texas	2029
Sale of electricity in the ERCOT market (energy only), where the project is expected to sign commercial agreements to hedge about 75% of the power plant’s capacity for a period of 7 years from the commercial operation date[43]
					ERCOT - West	NIS 6.1-6.7 billion ($1.8-2.0 billion)	≈ NIS 3.7 billion (≈ $1.1 billion)	≈ NIS 1.0 billion (≈ $0.275 billion)	≈ NIS 0.9 billion (≈ $0.25 billion)

(1)
For details regarding an undertaking of the CPV Group on October 28, 2025 in an agreement for acquisition of the balance of 30% of the ownership rights of the remaining partnership in the project (GE Vernova), in the framework of which an aggregate amount of about $371 million (about NIS 1.2 billion) will be provided in connection with the acquisition, which is to be completed, subject to fulfillment of preconditions, no later than February 28, 2026 – see the Company’s Immediate Report dated October 29, 2025 (Reference No.: 2025‑01‑081169) and Note 6B to the Interim Statements[1]. The sources for provision of the above‑mentioned amount (including the amount of about $58 million that was paid on the closing date of the TEF loan), are expected to include a combination of available cash of the CPV Group and letters of credit frameworks, equity the holders of interests in the CPV Group and/or debt that will be provided directly to the CPV Group. It is noted that as at the approval date of the report, the CPV Group is carrying on negotiation with Bank Leumi for an increase in the scope of the loan it granted, as detailed in Note 7A(2) to the Interim Statements, on the same terms, in an aggregate amount of about $430 million (an increase of about $130 million) for purpose of financing the said acquisition transactions. As at the approval date of the report, the parties are carrying on negotiations in connection with an increase of the loan, as stated, which is subject to fulfillment of conditions that are customary for undertakings of this type and including an undertaking in a binding agreement that as at the approval date of the report had not yet been fulfilled, and there is no certainty regarding their signing a binding agreement and/or its final terms. In addition, the Company intends to provide the CPV Group the amount of the equity required from the holders (that is not provided by CPV’s cash, financing or letters of credit, as stated) from internal and/or external sources, and to hold a process in accordance with the partnership agreement regarding participation of the other limited partners holding interests in CPV.

[42]
The information presented below, including regarding the expected commercial structure, date of commercial operation, construction cost, total senior financing and/or results of the activities for the first full calendar year (EBITDA, cash flows after service of senior debt), constitutes “forward‑looking” information as it is defined in the Securities Law regarding which there is no certainty it will be realized (fully or partly), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, the estimates of the CPV Group as at the approval date of the report, regarding which there is no certainty they will materialize, and which might not materialize, among other things, due to factors as stated in footnote 35 above. In addition, as at the approval date of the report, there is no certainty regarding an increase of the loan from Bank Leumi in accordance with that stated and/or completion of the project for acquisition of the balance of the rights in the project, which depends on, among other things, third parties.

[43]
As at the approval date of the report, hedging of the exposure to market prices is expected by means of: gas agreements of the Netback type (which includes a pricing mechanism whereby the gas price paid by the generator of the electricity derives from the electricity price) and agreements for sale of electricity at a fixed price. In addition, as at the approval date of the report, some of the agreements had been signed and some of them are ready for signature.

[44]
If completed, the CPV Group will consolidate the Basin Ranch power plant in its financial statements. As at the approval date of the report, the Company is examining the accounting treatment of the acquisition transaction, particularly the impacts of transition from an associated company to a consolidated subsidiary.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[36]: (Cont.)

2.
Main details relating to a natural gas project with carbon capture potential, Basin Ranch (held at the rate of 70% by the CPV Group that is held at the rate of 70.62% by the Company), the construction of which, as at the date of the report, had not yet started[43]: (Cont.)

(2)
The project is expected to operate in the ERCOT market (for details – see Section 3.3N above and Section 8.1.2.2(D) of Part A of the Periodic Report for 2024, and the Immediate Report published on June 9, 2025 (Reference No.: 2025‑01‑041243) and on October 29, 2025 (Reference No.: 2025‑01‑081169)).

(3)
For details regarding the project’s main agreements, particularly an agreement with the construction contractor (EPC) and the manufacturer of the main equipment (GE Vernova) – see the Company’s Immediate Report dated October 29, 2025 (Reference No.: 2025‑01‑081169) and Note 6C to the Interim Statements[45].

(4)
For additional details regarding the Texas Energy Fund (“the TEF Loan”) loan agreement that was signed on October 27, 2025, and which was completed on October 28, 2025 – see the Company’s Immediate Report dated October 28, 2025 (Reference No.: 2025‑01‑080757), the Company’s Immediate Report dated October 29, 2025 (Reference No.: 2025‑01‑081169) and Note 6B to the Interim Statements.

(5)
Pursuant to the terms of the TEF Loan, on the date of the financial closing (October 28, 2025), the holders of the rights in the project provided a commitment for the required shareholders’ equity for the project (proportionately (pro rata) to their holdings on the date of the financial closing), where for this purpose the CPV Group (70%) provided a total cash amount of about $470 million, of which the amount of about $300 million was provided by means of a loan from Bank Leumi (for details – see the Company’s Immediate Report dated October 29, 2025 (Reference No.: 2025‑01‑081169) and Note 7A(2) to the Interim Statements), and the amount of about $170 million (which includes recognition of development investments and payments made prior to the financial closing in the amount of about $67 million), which was provided by the Company by means of a bridge loan for equity in proportion to the balance of the amount required up to completion of the process for the equity investment with the additional limited partners holding interests in the CPV Group. The Company used part of the monies raised in the equity issuance made in June 2025 for this purpose.

In addition, additional collaterals relating to the project were provided by the holders of the rights in the project as part of the financial closing of the TEF loan, where as at the approval date of the report the share of the CPV Group in the said collaterals was provided by means of letters of credit, in the amount of about $135 million (for details – see Note 6C to the Interim Statements).

It is noted that the construction and operation of the project are exposed to various risk factors that are characteristic of project in the Energy Transition (including construction risks and exposure to market risks, operating risks (including breakdowns or extreme weather and/or nature events), commercial risks and/or regulatory risks (including by force of regulation and/or ERCOT requirements)). For additional details – see Section 8.21 of Part A of the Periodic Report for 2024 and the Immediate Report published on June 9, 2025 (Reference No.: 2025‑01‑041243) and the Company’s Immediate Report dated October 29, 2025 (Reference No.: 2025‑01‑081169).

[45]
As at the approval date of the report, there is no certainty regarding the conditions required for entry of the project into operation, its connection to the network or its construction, which had not yet been fulfilled as at the approval date of the report, and there is no certainty regarding their fulfillment, the date of their fulfillment or their final conditions, which could be different (even significantly) from that stated (if fulfilled).

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[36]: (Cont.)

3.	Main details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report46.

	Advanced	Preliminary
Renewable energy	development[47]	development	Total

PJM market
Solar (3)	–	1,330	1,330
Wind	–	130	130
Total PJM market (2)	–	1,460	1,460

Other markets
Solar (3)	240	1,050	1,290
Wind	–	1,200	1,200
Total other markets	240	2,250	2,490

Total renewable energy	240	3,710	3,950

Share of the CPV Group (66.67%)	160	2,475	2,635

[46]	The information presented in the report regarding the backlog of development projects of the CPV Group, including with respect to the scope of the backlog, status of the projects and/or their characteristics (capacity, technology, integration possibilities with carbon capture potential, expected construction date, etc.), and assessments regarding entitlement to benefits and/or potential compliance with the safe harbor rules, constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or how it will be realized. As at the approval date of the report, there is no certainty regarding execution of the development projects (in whole or in part), and their advancement and the rate thereof are subject to, among other things (as applicable), an estimate regarding continuation of the increase in the demand for electricity from renewable energy and the assumption that the conditions for recognition at the beginning of the construction will not become stricter, completion of development and licensing processes, assurance of control over the land (real estate), assurance of an appropriate commercial format, signing of agreements (such as equipment and construction agreements), execution of construction processes, assurance of a connection process, assurance of financing and/or receipt of regulatory and other approvals (or regulatory changes applicable to licensing and permits in the area). In addition, advance of the development projects is subject to the discretion of the competent organs of the CPV Group and of the Company, and is impacted by government policy, legislative changes and macro‑economic factors. As at the approval date of the report, the government policy and regulation in the U.S. are taking action to reduce renewable‑energy projects by means of cutting back the tax benefits and granting of fewer permits (particularly for wind energy). As at the approval date of the report, the CPV Group is examining the impacts of the said trend on the awaiting list of projects.
[47]	In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, potential compliance with the safe harbor rules under the legislation in the U.S. (including additional regulatory changes and stricter regulations applying to renewable energy), the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from the external circumstances that are relevant to the project, such as the anticipated activities’ market or additional regulatory circumstances. In general, projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2024, and their progress could be delayed as a result of these proposed changes. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[36]: (Cont.)

3.	Main details regarding development projects in the U.S. (Cont.)

(1)
For details regarding the policies of the U.S. government with respect to renewable energies and legislation of the “One Big Beautiful Bill” law in the U.S., which gradually cancels the tax benefits in the area of renewable energies – see Section 3.1C above.

(2)
For details regarding the process with respect to requests for connection to the network and the interim results regarding some of the connection studies in the PJM market, which in the estimation of the CPV Group triggered and could continue to trigger a delay in the development of certain projects, taking into account, among other things, the required costs for upgrading the network and their position in the connection process – see Section 6B(2) to the Report of the Board of Directors for 2024.[48]

(3)
Further to that stated in Section 8.13.2 of Part A of the Periodic Report for 2024, with respect to a framework agreement for acquisition of solar panels, in April 2025 CPV Renewable (which as at the approval date of the report is held by the CPV Group at the rate of 66.67%) signed an amendment to the agreement, to increase the total number of the solar panels as part of the agreement to about 140 MWdc, for an aggregate consideration of about $23 million, among other things, while reducing the price per unit, adjustment of the timetables for supply of the panels to the timetables of the development projects, update of the deposit provided by CPV Renewable and reduction of the scope of the compensation that will apply to CPV Renewable in a case of early conclusion of the agreement.

Natural gas projects with carbon capture potential*	Megawatts

Projects in early-stage development (1) (2)	5,000

Share of the CPV Group	4,370

*	For additional details – see Section 8.10(A) of Part A of the Periodic Report for 2024[49].

[48]	That stated above in connection with the impacts of the processes with respect to the connection agreements of PJM on the projects of the CPV Group, includes “forward‑looking” information as it is defined in the Securities Law, the realization of which and the manner thereof are uncertain and depend on, among other things, factors that are not under the Company’s control.
[49]	The information stated above regarding the projects under construction of the CPV Group, the scope thereof and their additional characteristics, such as, carbon capture potential and the stages of development of the projects, constitutes “forward‑looking” information as it is defined in the Securities Law, and there is no certainty regarding its realization, including due to stages of development that have not yet been completed (as described in Section 8.10 of Part A of the Periodic Report for 2024), and/or uncertainty regarding the feasibility of assimilation of the carbon capture technology in the development projects of the CPV Group and/or the relevant costs.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the area of renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[33]: (Cont.)

2.	Main details regarding development projects in the U.S. (Cont.)

(1)
Further to that stated in Section 6B(2)(3) to the Report of the Board of Directors for 2024, regarding the “Resource Reliability Initiative” (“RRI”) of the FERC, and participation in the Oregon project (in initial development) in the said process, and taking into account the interim results of the connection studies received after the date of the report, at this stage and as at the approval date of the report the CPV Group does not intend to advance the project in the framework of an accelerated connection process and to deposit the collaterals required for this purpose. The CPV Group is continuing to examine various alternatives for advancement of the project.

It is noted that most of the capacity selected as part of the RRI is through use of natural gas technology, a fact that the CPV Group believes constitutes a positive indication regarding the high demand expected for power plants running on natural gas in the PJM market.

(2)
As part of the development activities, the CPV Group is acting to, among other things, advance the appropriate commercial format for each of the projects on its above‑mentioned list of awaiting projects. In this regard, it is noted that in October 2025, the CPV Group signed an agreement for sale of rights in Mason Road project in early development stage located in Michigan and having a capacity of about 1.4 gigawatts (the share of the CPV Group – 70%) in exchange for a consideration that is not material, part of which was received on the signing date and a part is to be paid in the future subject to compliance with milestones relating to development of the project, which are not under the CPV Group’s control and uncertainty exists regarding their fulfillment. Based on an initial examination, the Company estimates that it will recognize capital gain as a result of the sale in an amount that is not material to the Company. In light of the said sale, as at the approval date of the report the project is not yet included the above table.

(3)	The above table includes a new project in the development stage located in Ohio with a capacity of about 1.4 gigawatts and which, as at the date of the report, is wholly owned by the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

7.          Financial Position as at September 30, 2025 (in millions of NIS)

Category	9/30/2025	12/31/2024	Board’s Explanations

Current Assets

Cash and cash equivalents	2,300	962	For details – see the Company’s consolidated statements of cash flows in the interim statements and Part 8 below.

Trade receivables	420	293	Most of the increase stems from an increase in receivables from customers in Israel due to seasonal factors in the electricity tariff.

Receivables and debit balances	108	90

Total current assets	2,828	1,345

Non-Current Assets

Long-term deposits and restricted cash	54	60

Long-term receivables and debit balances	158	162

Investments in associated companies	5,368	5,320
Most of the increase stems from an investment in Shore, in the amount of about NIS 257 million, for purposes of refinancing the project debt (for additional details – see Note 10 to the Interim Statements), equity income of the CPV Group, in the amount of about NIS 423 million, and an investment in the Basin Ranch project, in the amount of about NIS 148 million. For additional details regarding the results of associated companies – see Sections 4D and 4E above. This increase was mostly offset by a decline in shekel/dollar exchange rate, in the amount of about NIS 535 million, an other comprehensive loss from associated companies, in the amount of about NIS 105 million, and distribution of dividends to the CPV Group by associated companies, in the amount of about NIS 203 million.

Long-term derivative financial instruments	43	44

Property, plant and equipment	4,281	4,238
Most of the increase, in the amount of about NIS 169 million stems from investments in Israel and cancellation of an impairment loss, in the amount of about NIS 34 million related to Hadera 2 (for additional details – see Note 10 to the Interim Statements). On the other hand there was a decrease of about NIS 166 million deriving from depreciation expenses.

Right-of use assets and long-term deferred expenses	638	637

Intangible assets	265	261

Total non-current assets	10,807	10,722

Total assets	13,635	12,067

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2025 (in millions of NIS) (Cont.)

Category	9/30/2025	12/31/2024	Board’s Explanations

Current Liabilities

Loans and credit from banks and financial institutions (including current maturities)	114	82	Most of the increase stems from update of the current maturities of the loans of OPC Israel.

Current maturities of debt of holders of non‑controlling interests	–	14

Current maturities of debentures	218	212

Trade payables	314	213	Most of the increase stems from timing differences and seasonality in the electricity tariff in Israel.

Other payables and credit balances	354	123
Most of the increase, in the amount of about NIS 105 million, stems from reclassification of current maturities of liabilities in respect of a profit participation plan for employees of the CPV Group and from an additional increase of about NIS 120 million due to an increase in the said liability as a result of an increase in the fair value of the plan (for additional details – see Note 7G to the Interim Statements).

Total current liabilities	1,000	644

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2025 (in millions of NIS) (Cont.)

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,569	2,150
Most of the increase derives from taking out a loan, in the amount of NIS 500 million, in OPC Israel in the period of the report. It is noted that the Company used and will use in the future part of the loan for repayment of its debentures – for additional details – see Note 7A(1) to the Interim Statements.

Long-term debt from holders of non-controlling interests	443	500	Most of the decrease in the amount of about NIS 60 million, stems from repayment of loans from holders of non‑controlling interests in OPC Israel.

Debentures	1,165	1,663
Most of the decrease, in the amount of about NIS 515 million, derives from repayment of debentures, including a partial early repayment, in the amount of about NIS 302 million (for additional details – see Note 7E to the Interim Statements). For additional details regarding the source of the amount used for the current repayments and the partial early repayment – see the explanation above in the Section “long‑term loans from banks and financial institutions”.

Long-term lease liabilities	23	31

Other long-term liabilities	11	115	See explanation in the “other payables and credit balances” section above.

Liabilities for deferred taxes	552	543

Total non-current liabilities	4,763	5,002

Total liabilities	5,763	5,646

Total equity	7,872	6,421
Most of the increase stems from issuance of shares, net, in the amount of about NIS 1,721 million, and the net income, in the amount of about NIS 333 million. On the other hand, there was a decrease as the result of an other comprehensive loss, in the amount of about NIS 605 million (deriving mainly from a translation reserve due to a decline in the shekel/dollar exchange rate).

OPC Energy Ltd.
Report of the Board of Directors

8.          Liquidity and sources of financing

Set forth below is an analysis of significant changes in the cash flows in the period of the report compared with the corresponding period last year (in NIS millions):

(1)	Most of the decrease stems from a decline in the income on a cash basis, which derives mainly from the exit of CPV Renewable from the consolidation in the fourth quarter of 2024.

(2)
Most of the decrease stems from exit from the consolidation of CPV Renewable in the fourth quarter of 2024 and, as a result, transition to the equity method of accounting – see Note 23E to the annual financial statements.

(3)
Most of the increase in the period of the report stems from an increase in the rate of holdings in the Shore Power plant and an additional investment in the Shore power plant in the period of the report as part of a refinancing executed in February 2025 (For additional details – see Note 11 to the Interim Statements). In addition, the period of the report includes investments prior to the financial closing of the Basin Ranch power plant.

(4)
For additional details regarding an issuance of shares in the period of the report and in the corresponding period last year – see Note 7D to the Interim Statements and Note 18B to the annual financial statements, respectively.

(5)	For additional details – see Notes 14 and 15 to the annual financial statements and Note 7A to the Interim Statements.

(6)	For additional details regarding a partial early redemption of debentures (Series B) – see Note 7A(5) to the Interim Statements.

(7)	Most of the decline stems from a receipt from Fairview in the third quarter of 2024 as part of the refinancing

(8)
For additional details regarding the investment of the tax partner in the Stagecoach project in 2024 (prior to the exit from the consolidation of CPV Renewable) – see Note 8.14.7 to Part A of the Periodic Report for 2024.

(9)	The decrease stems mainly from the sharp decline in the shekel/dollar exchange rate in the period of the report.

(10)
Includes mainly an increase, in the amount of about NIS 81 million, in respect of repayment of loans and distribution of dividends to holders of non‑controlling interests – for details see Note 7 to the Interim Statements. On the other hand, it includes a decrease, in the amount of about NIS 48 million, in interest paid due to the exit of CPV Renewable from the consolidation in the fourth quarter of 2024.

OPC Energy Ltd.
Report of the Board of Directors

8.          Liquidity and sources of financing (Cont.)

Set forth below is an analysis of significant changes in the cash flows in the third quarter of 2025 compared with the corresponding quarter last year (in NIS millions):

(1)	Most of the decrease stems from dividends from associated companies in the U.S.

(2)
Most of the decrease stems from exit from the consolidation of CPV Renewable in the fourth quarter of 2024 and, as a result, transition to the equity method of accounting – see Note 23E to the annual financial statements.

(3)	Most of the increase stems from investments prior to the financial closing of the Basin Ranch power plant in the third quarter of 2025.

(4)
For additional details regarding an issuance of shares in the third quarter of 2025 and in the corresponding quarter last year – see Note 7D to the Interim Statements and Note 18B to the annual financial statements, respectively.

(5)	For additional details – see Notes 14 and 15 to the annual financial statements and Note 7A to the Interim Statements.

(6)	For additional details regarding a partial early redemption of debentures (Series B) – see Note 7A(5) to the Interim Statements.

(7)	Most of the decline stems from a receipt from Fairview in the third quarter of 2024 as part of the refinancing

(8)	The decrease stems mainly from the decline in the shekel/dollar exchange rate in the third quarter of 2025.

For additional details –see the Company’s condensed consolidated interim statements of cash flows in the Interim Statements.

As at September 30, 2025 and 2024 and December 31, 2024, the Group’s working capital (current assets less current liabilities) amounted to about NIS 1,828 million, about NIS 795 million and about NIS 701 million, respectively.

As at September 30, 2025, there were no warning signs pursuant to Regulation 10(B)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, that require publication of a forecasted statement of cash flows by the Company.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net

A.	Composition of the adjusted financial debt, net

The Company defines “financial debt, net” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, including deposits and restricted cash that is earmarked for service of the debt and less/plus the fair value of derivative financial instruments used for hedging the principal and/or interest. “Adjusted financial debt, net” includes the financial debt, net, of the Company and its subsidiaries and the financial debt, net, of its associated companies in the U.S. based on the rate of holdings of the CPV Group in these companies. It is noted that starting from December 31, 2024, in light of discontinuance of consolidation of the renewable energy segment in the U.S., the financial debt data of this segment is presented based a rate of holdings of about 66.67% (for additional information – see Note 23E to the annual financial statements).

The Company defines “leverage ratio” as “adjusted financial debt, net” divided by “adjusted EBITDA after proportionate consolidation” for the 12 months that preceded the measurement date. For purposes of calculation of the leverage ratio, debt in respect of projects under construction (that do not yet generate EBITDA) is not included in the calculation. Regarding projects the construction of which has been completed and/or active projects that were acquired during the period of the report, a representative annual EBITDA is taken into account.

Set forth below is detail of the Group’s leverage ratio:

As at September 30, 2025(1)(2)	As at December 31, 2024(3)

3.0	5.2

(1)
After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 614 million, as at September 30, 2025, as detailed in the following table. With reference to acquisition of additional holdings in some of the power plants in the Energy Transition area in the U.S. (“the Additional Acquisitions”) and regarding transition to the equity method of accounting in the Renewable Energies segment, the representative EBITDA was calculated as follows: Maryland and Shore based on the rate of holdings with respect to the actual results in 2024 and in the first quarter of 2025 for the Additional Acquisitions; the renewable energy activities based on the rate of holdings with respect to the actual results in 2024 at the rate of 66.7% in the period prior to completion of the investment transaction in November 2024.

(2)
As at September 30, 2025, the adjusted financial debt, net, includes a cash balance of about NIS 1,810 million, in the headquarters company, as detailed in the following table, the source of which is, among other things, issuances of capital in June and August 2025, which were intended to serve for financing of part of the shareholders’ equity required for construction of the Basin Ranch power plant, as well as for  continued growth and development of the Company’s business. For additional details – see Note 7D to the Interim Statements.

(3)	For details – see Section 9A of the Report of the Board of Directors for 2024.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at September 30, 2025 (in millions of NIS)50:

		Gross debt
Name of project	Method of presentation in the Company’s financial statements	Debt (including interest payable and deferred expenses)	Weighted- average interest rate	Final repayment date of the loan	Cash and cash equivalents and deposits (including restricted cash used for debt service) (1)	Derivative financial instruments for hedging principal and/or interest	Net debt

Hadera	Consolidated	562	4.9%	2037	100	44	418
Israel headquarters and others	Consolidated	2,115	6.3%–6.4%	2033	168	–	1,947
Total Israel		2,677	6.0%		268	44	2,365
Active renewable energy projects (3)	Associated (66.7%)	262	4.2%	2028–2030	5	8	249
Financing of renewable energy projects (4)	Associated (66.7%)	616	5.9%	2026–2029	5	(3)	614
Renewable energies headquarters	Associated (66.7%)	–	–		171	–	(171)
Total renewable energy		878	5.4%		181	5	692
Fairview (5) (Cash Sweep 39%)	Associated (25%)	394	7.0%	2030–2031	1	(1)	394
Towantic (Cash Sweep 9%)	Associated (26%)	188	8.1%	2029	4	(4)	188
Maryland (6) (Cash Sweep 55%)	Associated (75%)	698	6.1%	2028	–	6	636
Shore (7) (Cash Sweep 100%)	Associated (69%)	872	7.9%	2030–2032	–	(6)	878
Valley (8) (Cash Sweep 100%)	Associated (50%)	523	10.3%	May 2026	111	–	412
Three Rivers (Cash Sweep 58%)	Associated (10%)	215	5.2%	2028	13	10	192
Total energy transition (9)		2,890	7.6%		185	5	2,700
Headquarters and others – U.S.	Consolidated	9	–	–	293	–	(284)
Total U.S.		3,777			659	10	3,108
Total energy headquarters (11)		1,385	2.5%–6.2% (weighted-average 3.1%)	2028–2034	1,810	–	(425)
Total		7,839			2,737	54	5,048

(1)	Includes restricted cash, in the amount of about NIS 53 million in Hadera and about NIS 162 million in the Energy Transition segment.

(2)
For details regarding an undertaking in a financing agreement with Bank Hapoalim Ltd. in the period of the report for provision of a loan in the cumulative amount of NIS 400 million (of which the amount of NIS 200 million was withdrawn in the period of the report) – see Note 7A(1) to the Interim Statements.

(3)	As at the date of the report, relates to the Keenan and Mountain Wind projects.

(4)
For details – see Section 8.17.5 of Part A of the Periodic Report for 2024. Includes the Maple Hill, Stagecoach and Backbone (under construction) projects that are financed as part of a construction financing framework for renewable energy projects, and the Rouge’s Wind project (under construction), which is financed under a separate financing agreement.

(5)
In February 2025, Fairview’s financing agreement was amended such that the interest margin on the long‑term loan was reduced from 3.5% to 3.0%. In addition, after the date of the report the financing agreement was amended again such that the long‑term loan principal (Term Loan B) increased from about $491 million to about $700 million (the share of the CPV increased from about $52 million (NIS 172 million)) and the interest margin on the loan was reduced from 3.0% to 2.5%. Upon completion of the transaction, the amount of about $217 million (NIS 717 million) was distributed as a dividend to the partners holding the project, where the share of the CPV is about $54 million (NIS 179 million).

50 In addition, the Group has a liability to holders of non‑controlling interests, the balance of which as at September 30, 2025 is about NIS 443 million.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(6)	In March 2025, Maryland’s financing agreement was amended, such that the interest‑rate margin on the long‑term loan was reduced from 3.75% to 3.25%.

(7)
On February 4, 2025, Shore completed an undertaking in a new financing agreement. For details – see Section 8.17.4 of Part A of the Periodic Report for 2024. It is noted that for purposes of completion of Shore’s new financing agreement, the amount of about $80 million (NIS 286 million) was granted to Shore by all of its equity holders (CPV’s share – about $72 million).

(8)
The interest margin of Valley was determined without the Title V permit as at the extension date of the financing agreement in September 2023. For additional information regarding completion of the request for the Title V permit – see Section 8.1.4(J) of Part A of the Periodic Report for 2024.

(9)	The rate (%) of the Cash Sweep mechanism is in accordance with the estimate of the CPV Group and it could change from time to time based on the provisions of the financing agreements of the projects.

(10)
As part of some of the financing agreements, financial covenants were determined for the projects. As at the date of the report, the associated companies are in compliance with all the financial covenants. As part of Maryland’s financing agreement, a financial covenant was provided requiring a historical debt service coverage ratio of 1:1 during the last four quarters. As at the date of the financial statements, Maryland is in compliance with this financial covenant (5:1).

(11)
Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs). In the period of the report, on September 30, 2025, the Company made partial early repayment, in the amount of about NIS 256 million, of the par value of debentures (Series B). The amount of the redemption in respect of the partial early repayment, including linkage differences, is about NIS 302 million.

(12)
As at the approval date of the report, the Company is examining the possibility of taking out additional long‑term debt, which will serve mainly for refinancing of existing long‑term debt and extension of the life (period) of the loans. As at the approval date of the report, there is no certainty regarding the said refinancing, the timing thereof or its conditions, which are subject to market conditions and the discretion of the Company’s competent organs.

OPC Energy Ltd.
Report of the Board of Directors

9.          Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, as at December 31, 2024 (in millions of NIS):

	Method of presentation in the Company’s financial statements	Debt (including interest payable and deferred expenses)	Cash and cash equivalents and deposits (including restricted cash used for debt service)	Derivative financial instruments for hedging principal and/or interest	Net debt

Hadera	Consolidated	585	72	44	469
Headquarters and others – Israel	Consolidated	1,649	16	–	1,633
Total Israel		2,234	88	44	2,102
Active renewable energy projects	Associated (66.7%)	323	5	16	302
Financing construction of renewable
energy projects	Associated (66.7%)	426	69	9	348
Renewable energies headquarters	Associated (66.7%)	–	216	–	(216)
Total renewable energy		749	290	25	434
Fairview	Associated (25%)	482	–	2	480
Towantic	Associated (26%)	215	9	(1)	207
Maryland	Associated (75%)	891	80	15	796
Shore	Associated (69%)	1,114	235	–	879
Valley	Associated (50%)	686	104	–	582
Three Rivers	Associated (10%)	252	14	17	221
Total energy transition		3,640	442	33	3,165
Headquarters and others – U.S.	Consolidated	–	264	–	(264)
Total U.S.		4,389	996	58	3,335
Total Energy headquarters		1,891	664	–	1,227
Total		8,514	1,748	102	6,664

B.	Interest and linkage bases

For additional information regarding interest and linkage bases – see Section 9B to the Report of the Board of Directors for 2024.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 7C to the interim Statements51.

In May 2025, Midroog determined an initial rating of A1.il with a stable rating outlook for the Company and its debentures (Series B, C and D). In addition, in May 2025, S&P Maalot raised the Company’s credit rating to ilA with a stable rating outlook and of its debentures to ilA+, due to an improvement in the business profile and the financial ratios.

51 For a description of the main provisions of material loans of the Company and the investee companies – see Note 14 to the annual Financial Statements.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the period ended September 30, 2025 (in NIS millions):

(1)	Includes mainly changes in the fair value of the profit participation plan for employees of the CPV Group. For details – see Note 7G to the Interim Statements.
(2)	Includes an amount of NIS 53 million for upgrade works carried out as part of the upgrade and maintenance works of the Rotem power plant since October 2025, as detailed in Section 4C above.
(2)	Mainly in respect of translation of the net financial debt of the U.S., which is denominated in dollars, into shekels.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity in the Period of the Report and Thereafter

A.
Examination of possibilities for expansion of the Company’s activities in the area of generation and supply of electricity in additional geographic regions – further to that stated in Section 17.2 of Part A of the Periodic Report for 2024 with respect to the possibility of expansion of its activities in the area of generation and supply of electricity and energy in additional geographic regions in addition to Israel and the U.S., and further to that stated in Section 10A of the Report of the Board of Directors for the second quarter of 2025 regarding a preliminary examination of potential investment opportunities in the area of renewable energies on a significant platform operating in a number of European markets, as at the approval date of the report, the Company does not intend to advance the said opportunities, and as stated in the Periodic Report for 2024 and in the Report of the Board of Directors for the second quarter of 2025, the Company is continuing to examine additional opportunities, including opportunities in the area of renewable energies in additional geographic areas that are being considered as at the approval date of the report (regarding which there is no certainty they will reach the stage of due diligence examinations and negotiations), and the Company also might, from time to time, continue to examine additional opportunities for expanding its activities in the area of generation and supply of electricity in frameworks similar to that stated, to the extent they are consistent with the Company’s strategy in its area of activities.

B.
Actions for attaining control in some of the power plants of the CPV Group – further to that stated in Section 18.1.6 of Part A of the Periodic Report for 2024 and in Section 10B of the Report of the Board of Directors for the second quarter of 2025 regarding the continued examination of business opportunities in connection with increase of the holdings of the CPV Group in active power plants it holds, as at the approval date of the report the CPV Group:

(1)
Signed an agreement for acquisition of the remaining 11% in the Shore power plant, in exchange for an amount that is not material to the Company. Completion of the transaction, which is subject to preconditions that have not yet been fulfilled (including regulatory approvals), is expected to take place in the upcoming months, and if completed the CPV Group will hold 100% of the Shore power plant and will consolidate it for the first time starting from this date in its financial statements[52]. As at the approval date of the report, the Company is examining the Company is examining the accounting treatment of the acquisition transaction (to the extent it is completed), particularly the impacts of the transition from an associated company to a consolidated subsidiary; and

(2)
Is carrying on advanced negotiations for execution of an exchange transaction with the remaining partner in the Maryland power plant[53] in such a manner that in exchange for its holdings in the Maryland power plant (25%), the CPV Group will pay an amount in cash that is not material for the Company and will transfer to the said partner its rights in the Three Rivers power plant (10%). To the extent the said negotiations ripen into final consents and all the conditions for signing and completion of the transaction are fulfilled, the CPV Group is expected to hold 100% of the Maryland power plant and concurrently will cease to hold the Three Rivers power plant. Commencing from the completion date of the transaction (if expected), which is expected by the end of the first half of 2026, subject to fulfillment of all the conditions, as stated, after receipt of the required approvals (including regulatory approvals and third-party consents, which have not yet been obtained), if completed, the Maryland power plant will be consolidated in the financial statements of the CPV Group.

52 That stated regarding completion of the transaction and the expected completion date of the transaction and/or the accounting aspects thereof constitute “forward‑looking” information as it is defined in the Securities Law. As at the approval date of the report, there is no certainty regarding the completion date of the transaction, which is contingent on preconditions (that have not yet been fulfilled). The accounting impacts resulting from the transaction are being examined (in accordance with and subject to advancement of the transaction, if advanced) and subject to audit and review processes, as applicable.
53 As at the approval date of the report, the Maryland power plant is held by the CPV Group (75%) and an additional partner (25%), whereas the Three Rivers power plant is held by the CPV Group (10%) and by a number of additional partners (including the partner that holds, as stated, in the Maryland power plant).

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity in the Period of the Report and Thereafter (Cont.)

B.	Agreements for attaining control in some of the power plants of the CPV Group – (Cont.)

(2)	(Cont.)

As at the approval date of the report, the Company is examining the accounting treatment of the acquisition transaction, particularly the impacts of transaction from an associated company to a consolidated subsidiary54. In addition, sale of the Three Rivers power plant is expected to trigger recognition of capital gain on the completion date of the transaction. If and to the extent the transaction is signed, the Company will examine the said impacts and the scope thereof.

As stated in Section 18.1.6 of Part A of the Periodic Report for 2024, as at the approval date of the report the CPV Group is continuing to examine additional transactions with the relevant partners for purposes of increasing the holdings in its natural‑gas powered power plants (or any of them), with emphasis on power plants with a small number of partners, including by means of formats of exchange transactions or structural changes in such a manner that will maximize achievement of control and the potential synergy of the activities of the active power plants that run on natural gas, to the extent possible – this being subject to appropriate market conditions, formulation of terms and receipt of consents of third parties, which have not yet been formulated and there is no certainty that they will ultimately be formulated.

C.	Financial closing, start of construction and acquisition of the remaining rights in the Basin Ranch power plant – for details – see Section 6B(2) above and Notes 6B and 6C to the Interim Statements.

54 That stated regarding the possibility of the negotiations ripening into a binding agreement, including the expected completion date of the transaction the format and conditions of the transaction (to the extent it is signed) and/or the accounting impacts constitutes “forward‑looking” information as it is defined in the Securities Law. As at the approval date of the report, there is no certainty regarding the signing of final agreements or the timing thereof and the matter depends on completion of the negotiations and receipt of approvals for the undertaking and fulfillment of the required conditions in accordance therewith, and there is no certainty regarding the completion date of the transaction, which is expected to be, as stated, contingent on preconditions (that have not yet been fulfilled). The accounting impacts as a result of the transaction are being examined (based on and subject to advancement of the transaction, if advanced) and subject to audit and review processes, as applicable.

OPC Energy Ltd.
Report of the Board of Directors

11.	Debentures (Series B, Series C and Series D)

In the period of the report, there were no significant changes in the details of the existing series of debentures issued by the Company and that were offered to the public pursuant to a prospectus, in the details of the trustees for the debentures, in the conditions for calling the debentures for immediate repayment, in compliance by the Company with these conditions and in the collaterals provided for the debentures, aside from early repayment of part of the debentures (Series B), as detailed in Note 7A(5) to the Interim Statements and the Company’s Immediate Report (supplementary) dated September 16, 2025 (Reference No.: 2025‑01‑069834).

As at the date of the report, the Company is in compliance with all the conditions of the debentures (Series B, Series C and Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional information regarding the Company’s credit rating – see Section 9C above.

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

For details – see Section 11 to the Report of the Board of Directors for 2024.

13.	Corporate Governance

A.
Undertaking to purchase an insurance policy covering directors and officers – on April 1, 2025, a decision of the Board of Directors entered into effect (after approval by the Remuneration Committee) in connection with renewal of the Company’s undertaking to purchase an insurance policy covering directors and officers (“Insurance Policies”), this being, among other things, in accordance with the provisions of the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000 and the provisions of the Company’s remuneration policy. The Insurance Policies are valid for the period from April 3, 2025, to October 2, 2026. For additional details – see the Company’s Immediate Report dated April 1, 2025 (Reference No.: 2025-01-023882).

B.
Extension of shelf prospectus – on May 25, 2025, a shelf prospectus of the Company bearing the date May 30, 2023, was extended by an additional year up to May 30, 2026. For additional details – see the Company’s Immediate Report dated May 25, 2025 (Reference No: 2025‑01‑036811).

C.
For details regarding an Extraordinary General Meeting on August 26, 2025 that approved an equity remuneration grant to the Company’s CEO, Mr. Giora Almogy, see the Company’s Immediate Report dated August 27, 2025 (Reference No.: 2025‑01‑064130).

OPC Energy Ltd.
Report of the Board of Directors

14.	Contributions policy

In addition to the Company’s regular contributions’ policy as stated below, upon the outbreak of the “Nation as a Lioness” mission”, the Company’s Board of Directors approved an increase in the contributions’ budget of about NIS 2 million, for recipients relating to restoration and support due to events relating to the war. In this framework, the Company contributed NIS 1 million for restoration of the Soroka Medical Center in Beer Sheva55.

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education. The Group’s expenses in respect of contributions in the period of the report amounted to about NIS 2.9 million (including the contribution to Soroka as stated above).

Set forth below is detail of contributions in the period of the report of more than NIS 50 thousand and indication of the relationship to the recipient of the contribution (in NIS thousands):

Recipient of the	Amount of the	Relationship to the
Contribution	Contribution	Recipient of the Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related to the Company’s controlling shareholder, including corporations in which officers serving as directors of the Company hold positions (including from the Israel Corporation Group and its controlling shareholders). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashei Lev” Society	150
For the sake of good order, it is noted that as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: November 18, 2025

[55]	The Company was informed that parties related directly or indirectly to the Company’s controlling shareholder also contributed (as well as other parties in the economy) to restoration of the Soroka Hospital. Increase of the contributions’ budget, including making of the above‑mentioned contributions, was approved by the Company’s Board of Directors after approval of the Contributions Committee (the members of which are members of the Audit Committee).

OPC Energy Ltd.
Report of the Board of Directors

Appendix A

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2025 and for the Years 2026–2027

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices (Mid-Market) in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, and in the region of the planned activities of the Basin Ranch power plant, the construction of which had started as at the approval date of the report, which were prepared by the EOX Company56 and it is based on future market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

–	In the peak hours, electricity is sold in the maximum scope;
–	Sale of the balance of the electricity is made in the off‑peak hours.
–	The scope of the generation of each power plant was estimated separately on the basis of the historical generation data while taking into generation forecasts.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBtu/MWh)]

*
Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBtu/MWh for Three Rivers, Towantic, Fairview and Basin Ranch.

It should be noted that there may be material differences between the actual electricity and natural gas prices at CPV Group’s power plants and the prices presented in the table below, due, among other things, to the existence of bid–ask spreads, power basis, and the like. Accordingly, the actual electricity margins of CPV Group’s power plants may differ materially from the margins presented in the table below.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S. in the Energy Transition area, and it is presented as additional background and in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty with respect to the accuracy or actual viability thereof. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro‑economic factors, regulatory changes, political and/or geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, supply, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures in (problems with) the assumptions and estimates that form the basis of the forecast.

[56]	EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures contracts at specific prices.

OPC Energy Ltd.
Report of the Board of Directors

Appendix A (Cont.)

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2025 and for the Years 2026–2027

	For the
	three months
	October –	For the	For the
	December	year	year
Power Plant	2025	2026	2027

Fairview
Gas price (Texas Eastern M3)	3.12	3.94	4.06
Electricity price (AEP Dayton (AD))	45.03	50.98	51.64
Electricity margin	24.75	25.34	25.28

Towantic
Gas price (Algonquin City Gate)	5.32	6.07	5.87
Electricity price (Mass Hub)	59.66	67.67	65.27
Electricity margin	25.05	28.22	27.11

Maryland
Gas price (Transco Zone 5)	3.85	4.87	4.65
Electricity price (PJM West Hub)	50.35	58.44	59.86
Electricity margin	23.76	24.81	27.75

Shore
Gas price (Texas Eastern M3)	3.12	3.94	4.06
Electricity price (PJM West Hub)	50.35	58.44	59.86
Electricity margin	28.81	31.23	31.87

Valley
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	2.92	3.66	3.76
Electricity price (New York Zone G)	55.32	62.54	60.54
Electricity margin	35.15	37.25	34.62

Three Rivers
Gas price (Chicago City Gate)	3.29	3.80	3.86
Electricity price (PJM ComEd)	38.85	45.25	45.72
Electricity margin	17.45	20.52	20.62

Basin Ranch (under construction)
Gas price (Waha)	(0.04)	1.79	3.18
Electricity price (ERCOT West Pk)	39.41	59.32	63.75
Electricity margin	39.64	47.70	43.08

OPC Energy Ltd.
Report of the Board of Directors

Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

Waha	Transco Zn5 Dlvd M2M	Chicago CG	Algonquin CG	Dominion S Pt	Texas Eastern M-3	ERCOT West OPk	ERCOT West Pk	Mass Hub OPk	Mass Hub Pk	Contract Date
-1.87	2.92	2.72	2.15	1.76	1.89	32.09	41.37	32.37	40.33	01/10/2025
0.12	3.65	3.08	4.01	2.44	2.72	34.43	41.36	45.45	52.82	01/11/2025
1.64	4.99	4.07	9.81	3.18	4.76	40.50	48.15	85.81	95.72	01/12/2025
2.87	7.71	4.93	14.27	3.62	7.71	65.85	61.26	119.85	131.54	01/01/2026
2.71	6.74	4.76	12.72	3.45	6.70	64.14	59.55	101.58	114.83	01/02/2026
0.33	4.58	3.52	5.99	3.00	3.40	46.95	39.85	57.66	67.15	01/03/2026
0.11	4.04	3.29	3.70	2.86	2.99	41.71	43.66	41.38	49.96	01/04/2026
0.37	4.19	3.20	3.11	2.70	2.83	45.36	49.72	36.80	45.83	01/05/2026
0.74	4.21	3.30	3.51	2.77	2.93	50.40	60.70	37.78	56.80	01/06/2026
1.71	4.51	3.54	4.31	2.97	3.29	65.80	93.01	52.17	86.85	01/07/2026
1.93	4.37	3.57	4.19	2.98	3.22	74.81	142.23	43.69	69.91	01/08/2026
1.71	3.98	3.44	3.10	2.62	2.72	56.29	71.77	37.89	50.48	01/09/2026
2.02	4.02	3.46	3.14	2.49	2.68	45.34	51.04	38.55	48.04	01/10/2026
3.10	4.02	3.89	5.11	2.98	3.40	46.30	50.06	55.33	63.82	01/11/2026
3.87	6.11	4.75	9.69	3.71	5.46	56.83	52.28	81.82	95.94	01/12/2026
4.35	8.15	5.47	13.52	4.05	7.99	78.15	79.99	117.45	130.66	01/01/2027
4.03	7.12	5.18	12.26	3.82	7.41	74.48	75.42	96.05	106.74	01/02/2027
3.02	4.50	3.69	6.01	3.27	3.54	46.69	50.10	57.24	68.19	01/03/2027
2.36	3.89	3.28	3.90	2.85	2.99	43.30	52.78	40.49	48.21	01/04/2027
2.40	3.84	3.15	3.22	2.70	2.86	46.66	51.70	35.55	43.98	01/05/2027
2.79	3.85	3.28	3.36	2.75	2.99	48.56	60.29	36.38	52.84	01/06/2027
3.04	4.00	3.44	4.23	2.84	3.16	75.62	101.01	47.87	84.91	01/07/2027
3.10	3.85	3.50	4.03	2.82	3.07	81.11	132.24	44.23	71.88	01/08/2027
3.01	3.60	3.37	3.05	2.54	2.71	56.44	70.26	36.05	48.23	01/09/2027
3.01	3.57	3.44	3.30	2.53	2.84	47.56	53.21	38.65	45.25	01/10/2027
3.24	3.95	3.79	4.91	2.92	3.47	45.09	51.49	53.13	59.47	01/11/2027
3.81	5.51	4.73	8.66	3.65	5.63	54.87	61.48	76.20	89.63	01/12/2027
4.19	8.44	5.45	14.34	4.05	8.26	86.06	82.79	115.53	122.55	01/01/2028
3.81	7.24	5.14	12.70	3.75	7.43	81.85	75.63	105.70	116.08	01/02/2028
2.65	4.45	3.56	4.70	3.11	3.68	48.33	50.15	46.91	51.99	01/03/2028
2.17	3.64	3.14	3.73	2.72	2.93	45.07	47.52	37.11	46.82	01/04/2028
2.22	3.70	3.02	3.14	2.51	2.80	45.21	48.06	32.76	43.30	01/05/2028
2.64	3.60	3.10	3.27	2.65	2.93	54.55	58.53	33.35	49.72	01/06/2028
2.97	3.62	3.29	3.49	2.62	2.95	75.06	102.51	43.44	84.45	01/07/2028
3.09	3.48	3.37	3.37	2.73	2.89	76.17	122.53	40.45	73.72	01/08/2028
2.93	3.37	3.31	2.99	2.42	2.68	57.13	66.62	32.52	47.20	01/09/2028
3.02	3.31	3.36	3.26	2.46	2.81	50.00	52.75	35.93	42.42	01/10/2028
3.26	3.74	3.63	4.71	2.80	3.35	46.30	50.10	44.54	55.03	01/11/2028
3.88	5.30	4.59	8.45	3.56	5.55	51.63	60.18	70.17	82.39	01/12/2028

OPC Energy Ltd.
Report of the Board of Directors

East NY ZnG OPk	East NY ZnG Pk	PJM ComEd OPk	PJM ComEd Pk	AEP- Dayton OPk	AEP - Dayton Pk	PJM West OPk	PJM West Pk	Contract Date
35.87	45.93	27.73	43.69	36.16	50.71	37.04	54.75	01/10/2025
42.15	50.93	28.69	38.81	37.42	46.12	38.83	49.55	01/11/2025
68.15	80.29	33.76	45.25	42.43	52.31	46.81	57.69	01/12/2025
104.35	119.30	47.54	61.11	58.73	69.46	66.55	79.04	01/01/2026
76.85	98.87	39.42	50.77	49.92	60.20	56.59	68.68	01/02/2026
48.98	57.51	29.53	37.79	40.38	46.12	42.68	50.74	01/03/2026
40.28	48.06	25.58	38.08	38.61	46.91	40.06	51.47	01/04/2026
34.74	44.77	24.48	40.00	33.68	47.79	35.09	52.15	01/05/2026
38.13	55.24	27.76	49.65	34.06	55.30	35.66	59.61	01/06/2026
50.96	85.39	38.51	76.82	43.50	79.01	45.55	88.87	01/07/2026
43.49	70.41	33.74	63.28	36.90	68.51	38.95	76.39	01/08/2026
35.48	50.88	27.38	48.88	34.76	54.65	36.57	59.07	01/09/2026
34.53	45.83	29.31	44.83	38.78	53.16	41.09	57.28	01/10/2026
48.30	58.90	30.99	44.83	43.51	52.43	45.36	55.99	01/11/2026
72.32	84.28	40.69	49.96	49.12	58.91	53.93	64.84	01/12/2026
98.94	118.41	56.00	67.02	65.16	76.80	73.28	87.02	01/01/2027
79.20	95.26	46.52	55.05	56.27	65.03	64.04	74.42	01/02/2027
50.57	58.64	28.61	40.22	42.80	48.03	44.51	53.26	01/03/2027
38.65	44.78	26.67	38.69	37.77	47.21	39.54	52.24	01/04/2027
34.36	43.48	23.05	41.80	32.65	47.07	35.03	52.60	01/05/2027
35.93	51.20	27.35	48.20	33.69	53.39	35.81	59.28	01/06/2027
46.83	82.82	35.37	78.04	41.55	80.52	44.24	89.80	01/07/2027
43.78	70.09	31.79	67.13	37.95	69.28	40.64	78.57	01/08/2027
34.55	46.99	30.99	45.39	33.96	53.03	36.24	58.47	01/09/2027
33.11	39.96	31.48	41.48	36.45	51.69	40.76	56.78	01/10/2027
49.78	54.23	26.16	40.82	42.78	50.43	45.57	55.32	01/11/2027
67.62	84.69	37.48	47.39	49.75	57.19	54.56	63.72	01/12/2027
91.51	102.06	57.69	67.31	65.00	72.21	73.98	84.91	01/01/2028
85.34	95.61	49.48	61.19	57.76	65.80	66.70	78.56	01/02/2028
45.43	54.14	32.84	42.42	40.18	45.53	44.72	53.00	01/03/2028
37.32	46.58	27.47	39.96	34.47	46.58	38.91	51.70	01/04/2028
33.91	45.79	18.22	35.27	34.09	47.24	36.30	52.51	01/05/2028
35.55	51.76	20.26	43.69	33.68	53.56	35.44	58.43	01/06/2028
48.42	81.33	31.20	78.09	39.97	83.52	42.54	89.54	01/07/2028
44.73	72.49	27.98	68.29	36.44	72.94	39.06	78.55	01/08/2028
33.27	49.68	25.51	44.35	33.57	52.46	35.68	57.12	01/09/2028
34.80	39.71	29.50	41.43	37.58	47.48	39.69	52.08	01/10/2028
40.99	49.94	30.05	37.97	39.94	49.85	43.39	55.38	01/11/2028
64.99	77.06	38.12	45.87	48.51	59.06	54.07	66.23	01/12/2028